Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

AMONG

ECVISION (INTERNATIONAL) INC.,

PROJECT 20/20 ACQUISITION CORP.,

AMBER ROAD, INC.

AND

FORTIS ADVISORS LLC, AS THE SHAREHOLDERS’ REPRESENTATIVE

Dated as of March 2, 2015

- i -

- ii -

MERGER AGREEMENT

This MERGER AGREEMENT (“Agreement”) is made and entered into as of March 2, 2015 by and among ecVision (International) Inc., a Cayman Islands exempted company (the “Company”), Project 20/20 Acquisition Corp., a Cayman Islands exempted company (“Sub”), Amber Road, Inc., a Delaware corporation (“Parent”), and Fortis Advisors LLC, a Delaware limited liability company, as the Shareholders’ Representative (the “Shareholders’ Representative”). Certain capitalized terms used herein are defined in Section 9.03 hereof.

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company deem it advisable and in the best interests of such corporations and their respective shareholders that Sub be merged with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, such Boards of Directors have approved the Merger, pursuant to which each outstanding $0.01 par value Common Share, Series A Preferred Share and Series B Preferred Share of the Company (hereinafter “Common Share”, “Series A Preferred Share” and “Series B Preferred Share”, respectively, and collectively the “Company Shares”) will be converted into the right to receive the Merger Consideration (as hereinafter defined);

WHEREAS, approval of the Merger and this Agreement requires the vote (the “Company Shareholder Approval”) of the holders of the Company Shares (“Shareholders”) in accordance with the Companies Law and the Memorandum of Association;

WHEREAS, contemporaneously with the execution of this Agreement, Parent and certain key employees of the Company have entered into employment agreements that will become effective upon the Closing of the Merger;

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Part XVI of the Companies Law, Sub shall be merged with and into the Company at the Effective Time of the Merger (as hereinafter defined). At the Effective Time of the Merger, the separate existence of Sub shall cease, and the Company shall continue as the surviving company and a wholly-owned subsidiary of Parent.

Section 1.02. Plan of Merger.

(a) Parent shall forward, or cause to be forwarded, to the Registrar (as defined below) draft copies of the Plan of Merger (as defined below) and of the director’s declarations and undertakings in respect of the Company and Sub prescribed under Section 233(9) of the Companies Law in the form agreed by Parent and the Company and request that such drafts be pre-vetted by the Registrar. Parent shall promptly forward any comments or confirmations received from the Registrar to the Company and the Parent and the Company shall make such amendments to the Plan of Merger and other documents as may be required by the Registrar

(b) Parent shall cause Sub to file the Plan of Merger duly signed by a director on behalf of the Company and by a director on behalf of Sub together with the prescribed declarations, undertakings and other supporting documents required under section 233(9) of the Companies Law (together the “Cayman Merger Documents”) with the Registrar as soon as practicable, and in any event no later than the second day, following the satisfaction or, where not prohibited, the waiver by the applicable party or parties hereto in whose favor the condition is, of the conditions set out in Article VI of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Time of the Merger, but subject to the satisfaction or, where not prohibited, the waiver by the applicable party or parties hereto in whose favor the condition is, of those conditions as of the Effective Time of the Merger), unless another time or date is agreed to in writing by the parties hereto.

(c) On receipt of the Certificate of Merger from the Registrar, Parent shall (with the assistance of the Company as necessary) cause a copy of such certificate to be given to the members and creditors of each of the Company and Sub in accordance with Section 233(9)(g) of the Companies Law.

Section 1.03. Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on March 2, 2015 (the “Closing Date”), at the offices of Dentons US LLP, 101 JFK Parkway, Short Hills, New Jersey 07078, unless another date, time or place is agreed to in writing by the parties hereto.

Section 1.04. Effective Time of the Merger. The date and time of the filing of the Cayman Merger Documents with the Registrar shall be the “Effective Time of the Merger.”

Section 1.05. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. As used herein, “Surviving Company” shall mean and refer to the Company, at and after the Effective Time of the Merger, as the surviving business entity in the Merger.

Section 1.06. Memorandum of Association. At the Effective Time of the Merger, Parent shall cause the Memorandum of Association substantially in the form attached as Exhibit B to be adopted as the Memorandum of Association of the Surviving Company and Parent shall cause the name of the Surviving Company to be changed from “ecVision (International) Inc.” to “Amber Road (International) Inc.”

Section 1.07. Directors and Officers. The terms of the directors and officers of the Company at the Effective Time of the Merger shall be deemed to terminate. James W. Preuninger and Thomas Conway shall be the directors and officers of the Surviving Company, each to hold office in accordance with Memorandum of Association of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the Memorandum of Association of the Surviving Company and in accordance with the Companies Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL SHARE OF THE CORPORATIONS

Section 2.01. Merger Consideration.

(a) The aggregate consideration payable to the holders of the Company’s Shares and Optionholders (“Merger Consideration”) in accordance with the terms and conditions set forth in Section 2.03 hereof shall be paid in cash by Parent in an amount up to $35,250,000, payable as follows:

(i) $26,398,400 less (w) Transaction Expenses, (x) the amount deposited in the Escrow Fund pursuant to Section 8.02, (y) the Reserve Amount deposited with the Shareholders’ Representative pursuant to Section 2.03 and (z) the Net Working Capital Adjustment Amount (if Net Working Capital is less than the Net Working Capital Target) and plus the Net Working Capital Adjustment Amount (if Net Working Capital is greater than the Net Working Capital Target) payable at the Closing (the “Cash Closing Amount”);

(ii) Up to $5,176,000 in the aggregate (the “Earn Out Payment”), payable on June 1, 2016 (subject to clause (b) below) as follows: (i) a minimum payment of $3,500,000, payable if recognition of GAAP Revenues for the Company’s products and services for the period beginning April 1, 2015 through March 31, 2016 (the “New Year Period”) is equal to an 18% growth rate (the “Floor Amount”) over the GAAP Revenues recognized by the Company’s products and services for the period beginning April 1, 2014 through March 31, 2015 (the “Last Year Period”) ; (ii) the full $5,176,000, payable if recognition of GAAP Revenues for the Company’s products and services for the New Year Period is equal to or greater than a 20% growth rate over the GAAP Revenues for the Company’s products and services for the Last Year Period; or (iii) a linear payout between the amounts from $3,500,000 to $5,176,000, if recognition of GAAP Revenues for the Company’s products and services for the New Year Period is greater than 18%, but less than 20%, over the GAAP Revenues in the Last Year Period; and

(iii) $3,675,000 (“Retention Payment”) payable on June 1, 2017 provided the employment of Thomas Ng (“Ng”) with Parent, any Subsidiary or any of their affiliates has not been terminated following the Closing by Parent, any Subsidiary or any of their affiliates for Cause or by Ng without Good Reason prior to March 31, 2017; provided, however, that for purposes of the foregoing, the termination of Ng’s employment due to his death or Disability shall not be treated as a termination by Parent, any Subsidiary or any of their affiliates for Cause or by Ng without Good Reason provided Ng has allowed Parent to purchase key man insurance on his life.

The Merger Consideration shall be subject to adjustment in accordance with Section 2.02.

As used herein, “GAAP Revenues” shall mean total revenues calculated in accordance with U.S. GAAP (as hereinafter defined) applied consistently with the manner applied by the Company in its most recent audited financial statements and in accordance with the agreements set forth on Appendix A. In the event the New Year Period GAAP Revenues is less than the Floor Amount, no Earn Out Payment shall be due hereunder.

(b) On or prior to May 1, 2015, Parent shall provide the Shareholders’ Representative its calculation of GAAP Revenues for the Company’s products and services for the Last Year Period (the “Baseline Calculation”). Parent shall afford the Shareholders’ Representative and its representatives reasonable access to the relevant Surviving Company books, records and work papers at the location of such books, records and work papers during normal business hours for the purpose of verifying the Baseline Calculation. If the Shareholders’ Representative believes that the Baseline Calculation was not prepared in accordance with the requirements of Section 2.01(a), the Shareholders’ Representative shall deliver to Parent a notice of dispute detailing same, and such dispute shall be resolved in accordance with the procedures set forth in Section 2.01(c).

(c) On or prior to May 1, 2016, Parent shall provide to the Shareholders’ Representative its calculation of GAAP Revenues for the Company’s products and services for the New Year Period (the “Calculation”). Within thirty (30) days following delivery of the Calculation (which shall be in reasonable detail and shall include the work papers and backup used to determine the Calculation), if the Shareholders’ Representative believes that the Calculation was not made in accordance with the requirements of Section 2.01(a), the Shareholders’ Representative shall deliver to Parent a notice of dispute detailing same (an “Earn Out Dispute Notice”), or the Shareholders’ Representative shall deliver to Parent a notice of approval (an “Approval Notice”) with respect to the Calculation. Such Calculation shall be final and binding on the parties if an Approval Notice is delivered to Parent or if the Earn Out Dispute Notice is not delivered to Parent within such thirty (30) day period. The Earn Out Dispute Notice shall specify in reasonable detail the items disputed by the Shareholders’ Representative and shall describe in reasonable detail the basis for objection and to the extent known the amount in dispute. If the Earn Out Dispute Notice is given, the parties shall consult with each other with respect to the objections. If the parties are unable to reach an agreement within fifteen (15) days after the Earn Out Dispute Notice has been given, (x) then within ten (10) days following such fifteen (15) day period, Parent shall pay the undisputed portion of the Earn Out Payment (which for purposes of such payment shall be in accordance with the Calculation) by wire transfer in immediately available funds; and (y) any unresolved disputed items shall be promptly referred to an independent nationally recognized accounting firm mutually acceptable to them or, in the absence of agreement, by an independent nationally recognized accounting firm selected by lot (the “Independent Accountant”). The Shareholders’ Representative and Parent shall instruct the Independent Accountant to memorialize in writing its determination regarding such unresolved items of dispute. The resolution of any disputes by the Independent Accountant shall be final and binding on the parties. In the event the Shareholders’ Representative or Parent submit any unresolved items in dispute to the Independent Accountant, the fees and expenses of the Independent Accountant shall be borne on an equitable basis as determined by the Independent Accountant. The Earn Out Payment required to be made pursuant to this Section 2.01 shall be made by wire transfer in immediately available funds within 10 days of the earlier of (i) the Shareholders’ Representative’s acceptance or deemed acceptance of Parent’s calculations, (ii) the mutual agreement of the Shareholders’ Representative and Parent or (iii) the delivery of the written determination of the Independent Accountant.

(d) During the New Year Period, and for one (1) year thereafter, the Shareholders’ Representative shall have the right to inspect and audit the books and records relevant to the determination of the GAAP Revenues at any time prior to a final resolution of any dispute over such determination solely for determining the calculation of GAAP Revenues and compliance with this Section 2.01 no more than once per calendar year, and Parent and the Surviving Company shall provide sufficient access to and copies of the financial statements of Parent and the Surviving Company, and the work papers related thereto, for such purposes; provided, however, the Shareholders’ Representative (on behalf of the Shareholders) shall bear the expense of all audits; however, if an audit reveals a deviation of at least 5% from the Earn Out Payment to be paid by Parent hereunder, then Parent shall reimburse the Shareholders’ Representative for all costs incurred by the Shareholders’ Representative in conducting such audit. The Shareholders’ Representative shall enter into a written confidentiality agreement with commercially reasonable and customary terms prior to undertaking such inspection.

Section 2.02. Merger Consideration Adjustment.

(a) Estimated Closing Balance Sheet and Estimated Closing Statement. The Company shall prepare in good faith and shall provide to Parent prior to the Closing Date an estimated consolidated balance sheet of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date, together with a written statement setting forth in reasonable detail its good faith estimate of the Net Working Capital (as the same may be adjusted in response to any comments of Parent and its representatives provided prior to the Closing, the “Estimated Closing Statement”). The Estimated Closing Statement will be prepared in accordance with GAAP. Following the delivery of the Closing Statement, the Company shall provide Parent and its representatives reasonable access to the work papers and other books and records of the Acquired Companies for purposes of assisting Parent and its representatives in their review of the Estimated Closing Statement. Prior to Closing, the parties shall cooperate in good faith to answer any questions and resolve any issues raised by Parent and its representatives in connection with their review of the Estimated Closing Statement.

(b) Estimated Merger Consideration. The Cash Closing Amount payable at Closing under Section 2.01(a) (the “Estimated Merger Consideration”) shall be calculated using the estimated Net Working Capital set forth on the Estimated Closing Statement.

(c) Proposed Final Closing Balance Sheet and Proposed Final Closing Statement. As promptly as possible and in any event within ninety (90) calendar days after the Closing Date, Parent shall prepare or cause to be prepared, and will provide to the Shareholders’ Representative, a consolidated balance sheet of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date, together with a written statement setting forth in reasonable detail its proposed final determination of the Net Working Capital (the “Proposed Final Closing Statement”). The Proposed Final Closing Statement will be prepared in accordance with GAAP. The Shareholders’ Representative and its representatives shall have reasonable access to the work papers and other books and records of Parent for purposes of assisting the Shareholders’ Representative and its representatives in their review of the Proposed Final Closing Statement.

(d) Dispute Notice. The Proposed Final Closing Statement (and the proposed final determination of the Net Working Capital reflected thereon) will be final, conclusive and binding on the parties unless the Shareholders’ Representative provides a written notice (a “Dispute Notice”) to Parent no later than the twentieth (20th) business day after the receipt by the Shareholders’ Representative of the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Statement which the Shareholders’ Representative believes has not been prepared in accordance with this Agreement and the proposed correct amount of such item and (ii) the Shareholders’ Representative’s alternative calculation of the Net Working Capital. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties on such twentieth (20th) business day.

(e) Resolution of Disputes. Parent and the Shareholders’ Representative will attempt to promptly resolve the matters raised in any Dispute Notice in good faith. Beginning ten (10) business days after delivery of any Dispute Notice pursuant to Section 2.02(d), either Parent or the Shareholders’ Representative may provide written notice to the other (the “Dispute Submission Notice”) that it elects to submit the disputed items to JAMS or a nationally recognized independent accounting firm chosen jointly by Parent and the Shareholders’ Representative (the “Accounting Firm”). The Accounting Firm will promptly, in accordance with the rules set forth in the Accounting Firm’s engagement letter and its customary practices, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement. The Accounting Firm shall act as an expert and not an arbitrator and shall render a written decision as to each disputed matter, in reasonable detail of the basis for its decision. In no event shall the decision of the Accounting Firm provide for a calculation of Net Working Capital that is less than the applicable calculation thereof shown in the Proposed Final Closing Statement or greater than the Shareholders’ Representative’s alternative calculation thereof shown in the Dispute Notice. The fees and expenses of the Accounting Firm shall be apportioned among Parent and the Shareholders’ Representative (on behalf of the Shareholders) based upon the relative extent to which the positions of the Shareholders’ Representative and Parent are upheld by the Accounting Firm. The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the parties, absent manifest or arithmetical errors. As used herein, Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties and the decision of the Accounting Firm, in each case, pursuant to this Section 2.02, are referred to herein as the “Final Closing Statement”. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement. Any portion of the Accounting Firm’s fees and any expenses payable hereunder by the shareholders of the Company prior to the Closing shall be paid by the Shareholders’ Representative (on behalf of the Shareholders).

(f) Merger Consideration Adjustment. If the Net Working Capital (as finally determined pursuant to this Section 2.02 and as set forth in the Final Closing Statement) differs from the estimated amounts thereof set forth in the Estimated Closing Statement, the Merger Consideration shall be recalculated using such final figures in lieu of such estimated figures. If the Net Working Capital (as finally determined pursuant to this Section 2.02 and as set forth in the Final Closing Statement) is greater than the Net Working Capital Target, then Parent shall pay by wire transfer of immediately available funds (i) to the Company, for immediate payment by the Company to each Optionholder, and (ii) to each Shareholder, the Pro Rata Percentage of the amount by which such re-calculated final Merger Consideration exceeds the estimated Merger Consideration paid at Closing in accordance with Section 2.02(b) multiplied by the number of Company Shares held by such Shareholder immediately prior to the Effective Time of the Merger (and the number of Company Shares underlying Share Options held by such Optionholder immediately prior to the Effective Time of the Merger), less any withholding Taxes required under the Code or any applicable legal requirement to be deducted and withheld, but only to the extent they are properly paid over to the appropriate Governmental Entity. If the Net Working Capital (as finally determined pursuant to this Section 2.02 and as set forth in the Final Closing Statement) is less than the Net Working Capital Target, then the amount by which such estimated Merger Consideration paid at Closing in accordance with Section 2.02(b) exceeds such re-calculated final Merger Consideration shall be paid to Parent or its designee at the option of Parent in accordance with the terms of the Escrow Agreement or by each Shareholder and Optionholder paying to Parent by wire transfer in immediately available funds an amount equal to the Pro Rata Percentage of such excess amount multiplied by the number of Company Shares held by such Shareholder immediately prior to the Effective Time of the Merger (and the number of Company Shares underlying Share Options held by such Optionholder immediately prior to the Effective Time of the Merger). All amounts payable under this clause (f) shall be paid no later than ten (10) business days following the date of the Final Closing Statement.

Section 2.03. Effect on Capital Shares. At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the Company, Sub or any holder of any Company Share:

(a) Capital Shares of Sub. Each capital share of Sub that is then issued and outstanding shall be converted into a capital share of the Surviving Company.

(b) Cancellation of Certain Company Shares. Each Company Share that is owned by the Company or any subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Shares. Subject to subparagraph (e) of this Section 2.03, each outstanding Company Share (other than shares canceled pursuant to Section 2.03(b) and Dissenting Shares) shall be converted into the right to receive cash, without interest, equal to the Pro Rata Cash Closing Interest, plus a Pro Rata Escrow Interest, plus a Pro Rata Reserve Interest, plus a Pro Rata Earn Out Interest, plus a Pro Rata Retention Payment

Interest; it being understood and agreed that (i) each holder of Company Shares (other than holders of Dissenting Shares) shall, subject to the terms of Article II hereof, be entitled to receive that amount of the sum of the Cash Closing Amount and the Aggregate Option Exercise Price, that percentage of each of the Escrow Fund, Reserve Amount, and Earn Out Payments, and that amount of the Retention Payment that is set forth opposite the name of such holder on Schedule 2.03(c), and (ii) in the event of any discrepancy between the amount that would be due to any Shareholder in respect of any such payment pursuant to this Section 2.03(c) and the amount that would be due to such Shareholder as set forth on (or as determined by reference to the percentage set forth on) Schedule 2.03(c), the amount set forth on (or the amount as determined by reference to the percentage set forth on) Schedule 2.03(c) shall prevail.

(d) Cancellation and Retirement of Company Shares. At the Effective Time of the Merger, and as a result of the conversions resulting from subparagraph (c) above, all Company Shares issued and outstanding immediately prior to the Effective Time of the Merger shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Share (collectively, the “Certificates”) shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.04, other than as provided in Section 2.03(e) or by law.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Shares which were outstanding on the date for the determination of shareholders entitled to vote on the Merger, and which were not voted in favor of or were voted against the Merger, and the holders of which have demanded that the Company purchase such shares at their fair market value in accordance with the Companies Law and the holders of which shall not have otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to dissent and payment under Section 238 of the Companies Law (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but, instead, the holders thereof shall be entitled to have their shares purchased by Parent for cash at the fair market value of such Dissenting Shares as determined in accordance with the provisions of the Companies Law; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to dissent and payment under the Companies Law, such holder’s Company Shares shall thereupon be deemed to have been converted, at the Effective Time of the Merger, into the right to receive the Merger Consideration set forth in Section 2.03(c) of this Agreement, without any interest thereon. If a holder of any Company Shares shall become entitled to receive payment for such shares pursuant to Section 238 of the Companies Law, then Parent shall make such payment.

(f) Escrow. At the Closing, in accordance with Section 2.01(a)(i) hereof, Parent shall deposit $3,300,000 (the “Escrow Amount”) into escrow pursuant to the Escrow Agreement, which amount shall be treated as owned by Parent until distributed in accordance with the Escrow Agreement.

(g) Shareholders’ Representative Reserve. At the Closing, $50,000 of the Merger Consideration (the “Reserve Amount”) shall be paid by Parent to the Shareholders’ Representative. The Reserve Amount will be used, in the sole and absolute discretion of the

Shareholders’ Representative, to pay (i) the costs and expenses, if any, incurred by the Shareholders’ Representative in accordance with or otherwise related to this Agreement, the Escrow Agreement, any Shareholders’ Representative letter agreement, and the transactions contemplated hereby and thereby and (ii) any other costs or expenses incurred by the Shareholders’ Representative in the performance of its obligations as the Shareholders’ Representative. The Shareholders’ Representative will hold the Reserve Amount separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Shareholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Reserve Amount other than as a result of its gross negligence or willful misconduct. The Shareholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Reserve Amount, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Shareholders’ Representative that the Reserve Amount is no longer required to be withheld, the Shareholders’ Representative shall distribute the remaining Reserve Amount (if any) to Parent for further distribution to the Shareholders and Optionholders in accordance with their Pro Rata Percentages, as set forth in a written notice from the Shareholders’ Representative to Parent which shall include the specific amounts to be distributed to each Shareholder and Optionholder and payment and any update to the wire instructions previously held by Parent for each such Shareholder and Optionholder; it being understood that Parent shall have no responsibility with regard to said payments in the event the Shareholders’ Representative fails to provide reasonable notice to Parent, or if said notice is incorrect or the payment or wire instructions are not accurate. The Reserve Amount shall be treated as having been received by the Shareholders and Optionholders on the Closing Date for Tax purposes and no amounts due and payable from the Reserve Amount to Optionholders shall be processed through the Surviving Company’s payroll process.

(h) Payment of Transaction Expenses. At the Closing or within a reasonable period of time within receipt by Parent of payment details from the Company or the Shareholders’ Representative, the Transaction Expenses shall be paid by Parent to the payees, and in the amounts, set forth on Schedule 2.03(h).

Section 2.04. Surrender of Certificates.

(a) Letter of Transmittal. On the date hereof, and as reasonably requested hereafter, the Company shall promptly mail to each holder of record of Company Shares (other than any holder of Dissenting Shares), (i) a letter of transmittal (which shall be in the form attached hereto as Exhibit C) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration.

(b) Closing Procedures. Upon the receipt by Parent of an original Certificate or Certificates (or an original executed affidavit of loss or destruction together with an agreement of indemnification in form reasonably satisfactory to Parent) and original duly executed Letter of Transmittal, then in accordance with such Letter of Transmittal, Parent shall, as soon as reasonably practicable, deliver by wire transfer or certified check of immediately available funds to such holder in exchange therefor the applicable Cash Closing Amount on the Closing Date and such other Merger Consideration on such other applicable dates in accordance with the terms hereof, and the Certificate or Certificates so surrendered shall be canceled.

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, upon surrender of an original Certificate or Certificates for cancellation (or an original executed affidavit of loss or destruction together with an agreement of indemnification in form reasonably satisfactory to Parent) to Parent together with an original Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor such holder’s share of the applicable Merger Consideration (including the Cash Closing Amount at Closing and such other Merger Consideration on such other applicable dates as set forth herein) in respect of the Certificate surrendered pursuant to the provisions of this Article II (after taking into account all Company Shares then held by such holder), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Shares which are not registered in the transfer records of the Company, the appropriate share of the applicable Merger Consideration may be paid to a transferee if the Certificate is presented to Parent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer taxes have been paid. Until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the applicable Merger Consideration into which the Company Share represented by such Certificate have been converted as provided in this Article II.

(d) No Further Ownership Rights in Company Shares. All cash paid pursuant to Section 2.02(c) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares, and there shall be no further registration of transfers on the share transfer books of the Company of the Company Shares which were outstanding prior to the Effective Time of the Merger.

(e) Termination of Exchange Fund. Any holders of Certificates prior to the Merger who have not theretofore complied with this Article II for six months after the Effective Time of the Merger shall thereafter look only to Parent as general creditors thereof for payment of their claim for the Merger Consideration.

(f) No Liability. None of the Surviving Company, Parent or the Company shall be liable to any person in respect of cash from the amount equal to the Cash Closing Amount (less any amounts paid by Parent at Closing pursuant to Section 2.03(b)) to be paid in exchange for outstanding Company Shares pursuant to Section 2.03(c) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to three years after the Effective Time of the Merger, or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.05. Treatment of Options.

(a) Schedule 2.05(a) to this Agreement identifies each currently outstanding share option grant notice and option agreement or other share option agreement evidencing the grant of an option to purchase Company Shares (each a “Share Option”), including the name of the person to whom such Share Option was granted, the number of Company Shares underlying such Share Option, and the applicable exercise price per share. Each Share Option shall be fully vested as of immediately prior to the Effective Time of the Merger. The Company shall prior to the Effective Time of the Merger cause or have caused each Share Option that was outstanding immediately prior to the Effective Time of the Merger and that will not, by the terms of the applicable share option notice and option agreement or other stock option agreement by which it is governed, automatically cease to be exercisable following the Effective Time of the Merger, to be cancelled and to cease to exist following the Effective Time of the Merger in exchange for Parent’s payment of the amounts set forth in Section 2.05(b) below.

(b) At the Closing, in exchange for the cancellation of the Share Options as set forth in Section 2.05(a) above, Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to the sum of each Optionholder’s Pro Rata Cash Closing Interest minus the Aggregate Option Exercise Price. The Company shall promptly pay to each Optionholder an amount equal to (i) such Optionholder’s Pro Rata Cash Closing Interest multiplied by the number of Company Shares underlying Share Options held by such Optionholder immediately prior to the Effective Time of the Merger less (ii) the sum of the product (computed separately for each Share Option held by such Optionholder immediately prior to the Effective Time of the Merger) of the exercise price per Company Share for such Share Option times the number of Company Shares subject to such Share Option immediately prior to the Effective Time of the Merger, less (iii) all applicable federal, state, local and foreign withholding Taxes, provided that the Company shall pay over such withheld amounts to the appropriate Governmental Entity; it being understood and agreed that each Optionholder shall, subject to the adjustment in Section 2.02(f), be entitled to receive that amount pursuant to this Section 2.05(b) (before applicable tax withholding) that is set forth opposite the name of such holder on Schedule 2.03(c), and in the event of any discrepancy between the amount that would be due to any Optionholder in respect of any such payment pursuant to this Section 2.05(b) (before applicable tax withholding) and the amount that would be due to such Shareholder as set forth on Schedule 2.03(c) (before applicable tax withholding), the amount set forth on Schedule 2.03(c) shall prevail.

(c) At such times or times as the Shareholders are entitled to receive their Pro Rata Escrow Interest, Pro Rata Earn Out Interest or Pro Rata Reserve Interest, if any, with respect to each Company Share or the Pro Rata Retention Payment Interest, Parent shall pay to the Surviving Company by wire transfer of immediately available funds an amount equal to the sum of the Pro Rata Escrow Interest, Pro Rata Earn Out Interest or Pro Rata Reserve Interest, as applicable, multiplied by the number of Company Shares underlying the Share Options outstanding immediately prior to the Effective Time of the Merger or the Pro Rata Retention Payment Interest for each Optionholder, as applicable and the Surviving Company shall promptly pay to each such Optionholder, the Pro Rata Escrow Interest, Pro Rata Earn Out Interest or Pro Rata Reserve Interest, as applicable, multiplied by the number of Company Shares underlying the Share Options held by such Optionholder immediately prior to the Effective Time of the Merger or such Optionholder’s Pro Rata Retention Payment Interest, as applicable, less any withholding Taxes required under the Code or any applicable legal requirement to be deducted and withheld, provided that the Surviving Company shall pay over such withheld amounts to the appropriate Governmental Entity; it being understood and agreed that (i) each Optionholder shall, subject to the terms of Article II hereof, be entitled to receive that percentage of each of the Escrow Fund, Reserve Amount, and Earn Out Payments, and that amount of the

Retention Payment that is set forth opposite the name of such Optionholder on Schedule 2.03(c), and (ii) in the event of any discrepancy between the amount that would be due to any Optionholder in respect of any such payment pursuant to this Section 2.05(c) (before applicable tax withholding) and the amount that would be due to such Optionholder as set forth on (or as determined by reference to the percentage set forth on) Schedule 2.03(c) (before applicable tax withholding), the amount Set forth on (or the amount determined by reference to the percentage set forth on) Schedule 2.03(c) shall prevail.

(d) On or before the Effective Time of the Merger all plans, programs, arrangements and policies providing for the issuance or grant of any interest in respect of any shares of the Company shall terminate on or before the Effective Time of the Merger.

(e) Prior to the Effective Time of the Merger, the board of directors of the Company shall adopt such resolutions or take such actions as are necessary to carry out the terms of this Section 2.05.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01. Representations and Warranties of the Company. Except as set forth in the disclosure schedule of the Company dated as of the date hereof and delivered herewith to Parent and Sub (the “Disclosure Schedule”), which identifies the section and subsection to which each disclosure therein relates (it being understood and hereby agreed that a fact or matter disclosed in the Disclosure Schedule with respect to one subsection shall be deemed to be disclosed with respect to each other subsection where such disclosure is appropriate to the extent it can be reasonably understood from reading such Disclosure Schedule that such disclosure would be applicable to such other subsections), the Company represents and warrants to Sub and Parent as follows:

(a) Organization, Standing and Corporate Power. Each of the Company and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to the Company and the Subsidiaries taken as a whole. Complete and correct copies of the Company’s Certificate of Incorporation (“Certificate of Incorporation”), and the Company’s Memorandum of Association (the “Memorandum of Association”) have previously been provided by the Company to Parent. The Company has provided Parent complete and accurate copies of the minutes of all meetings of the board of directors and the shareholders of the Company and all resolutions in writing of the board of directors and the shareholders of the Company in lieu of meetings, and all minutes of meetings or resolutions in writing in lieu of meetings of the committees of directors, if any. The minute books and other similar records of the Company contain accurate summaries of all actions taken at all meetings of the shareholders of the Company, the board of directors of the Company and the committees thereof, and include all resolutions in writing executed in lieu of the holding of any such meetings.

(b) Subsidiaries. All the outstanding capital stock of, or other equity interests in, each subsidiary of the Company, have been duly authorized, validly issued and are fully paid and nonassessable and are owned by the Company, free of all Liens. Except for its ownership of the capital stock of ecVision (H.K.) Limited (“ecVision Hong Kong I”), ECVISION LIMITED (“ecVision Hong Kong II”) and ecVision (Shenzhen) Co. Ltd. (“ecVision China”), the Company does not directly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any material equity or similar interest in, any corporation, partnership, joint venture, limited liability company, trust or other business association or entity. Except for its ownership of the capital stock of ecVision Inc. (“ecVision U.S.”), the Company does not indirectly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any material equity or similar interest in, any corporation, partnership, joint venture, limited liability company, trust or other business association or entity. All the outstanding capital stock of, or other equity interests in Japan ecVision Co., Ltd. (“ecVision Japan”) and ecVision U.S. have been duly authorized, validly issued and are fully paid and nonassessable, and all shares of ecVision U.S. are owned by ecVision Hong Kong II, free of all Liens. Complete and correct copies of the certificates of incorporation, as amended, and the Memorandum of Association, as amended or other governing documents, of the Subsidiaries, as currently in effect, have previously been provided by the Company to Parent. The Company has provided Parent a complete and correct copy of each of the most updated approval certificate issued by the Ministry of Commerce of the PRC or its designated local branch, most updated business license issued by the local branch of the State Administration for Industry and Commerce of the PRC which is in charge of issuing the business license of ecVision China and most updated articles of association of ecVision China, and all such documents delivered are in full force and effect. The Company has provided Parent complete and accurate copies of the minutes of all meetings of the board of directors and the shareholders of each Subsidiary and all resolutions in writing of the board of directors and the shareholders of each Subsidiary in lieu of meetings, and all minutes of meetings or resolutions in writing in lieu of meetings of the committees of directors, if any. The minute books and other similar records of each Subsidiary contain accurate summaries of all actions taken at all meetings of the shareholders of such Subsidiary, the board of directors of such Subsidiary and the committees thereof, and include all resolutions in writing executed in lieu of the holding of any such meetings.

(c) Capitalization.

(i) Schedule 3.01(c) of the Disclosure Schedule sets forth a list of (i) all holders of record of Company Shares on the date hereof, including the amount and kind of capital shares held by each such holder and (ii) all outstanding options and warrants pursuant to which the Company is or may become obligated to issue any shares of the Company or other securities of or other equity interests in the Company and the holders thereof.

(ii) The capital shares of the Company authorized, outstanding or reserved for issuance consists of: (i) 29,404,762 Common Shares, $0.01 par value, authorized,

of which 6,349,804 shares are issued and outstanding, (ii) 15,404,762 preferred shares, $0.01 par value (“Preferred Shares”), authorized, of which (A) 8,000,000 shares have been designated as Series A Preferred Shares, of which 8,000,000 shares are issued and outstanding, and (B) 7,404,762 shares have been designated as Series B Preferred Shares, of which 7,404,762 shares are issued and outstanding, and (iii) 5,200,000 Common Shares reserved for issuance upon exercise of options outstanding pursuant to the Company’s 2000 Global Equity Incentive Plan. The issued share capital of ecVision Hong Kong I is HK$10,000 consisting of 10,000 ordinary shares as of the date hereof and immediately prior to the Merger, such 10,000 ordinary shares are issued and are validly issued to the Company (9,999 ordinary shares) and Ng (1 ordinary share), fully paid and nonassessable. The issued share capital of ecVision Hong Kong II is HK$7,650 consisting of 7,650 ordinary shares and US$42,000 consisting of 4,200,000 ordinary shares as of the date hereof and immediately prior to the Merger, such 4,207,650 ordinary shares, in aggregate, are issued and are validly issued to the Company (4,207,649 ordinary shares) and Ng (1 ordinary share), fully paid and nonassessable. The registered capital of ecVision China is HK$9,100,000, which, as of the date hereof and immediately prior to the Merger, is validly issued, fully paid and nonassessable. ecVision China is a wholly owned subsidiary of the Company. The authorized capital stock of ecVision U.S. consists of 1,000 shares of common stock, of which, as of the date hereof and immediately prior to the Merger, 1,000 shares are issued and outstanding, owned by ecVision Hong Kong II and are validly issued, fully paid and nonassessable. The authorized capital stock of ecVision Japan consists of 1,000 shares of common stock, of which, as of the date hereof and immediately prior to the Merger, 120 shares are issued and outstanding, owned by Thomas Ng and are validly issued, fully paid and nonassessable.

(iii) Except as set forth on Schedule 3.01(c) of the Disclosure Schedule, there are no options, warrants, rights or convertible securities exercisable for any shares or equity interests of the Company (“Common Share Equivalents”) pursuant to which the Company is obligated to issue any shares or other equity interests in the Company, or rights to sell or otherwise transfer, or otherwise relating to, any issued or unissued shares of or other equity interests in the Company pursuant to any provision of applicable law, the Certificate of Incorporation or Memorandum of Association of the Company, any contract to which the Company is a party or otherwise obligated; and, there is not any contract or encumbrance (including a right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, or shareholders agreement) whether or not the Company is a party thereto with respect to the purchase, sale or voting of any shares of or other equity interests in the Company (whether outstanding or issuable upon conversion of any Common Share Equivalents).

(iv) Except as set forth on Schedule 3.01(c)(iv) of the Disclosure Schedule, there are no rights to sell or otherwise transfer any issued or unissued shares of or other equity interests of the Company pursuant to any provision of applicable law, the Memorandum of Association of the Company or any contract to which the Company is a party or, as of the Closing, otherwise; and the Company is not a party to and, as of the Closing, there is no contract or encumbrance (including a right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or shareholders agreement, whether or not the Company is a party thereto) with respect to the purchase, sale or voting of any shares of or any other equity interests in the Company (whether outstanding or issuable upon conversion or exercise of any Common Share Equivalents) other than this Agreement. There are no existing options, warrants or other rights, agreements or commitments of any character relating to the issued or unissued capital shares or other securities of any Subsidiary to which the Company is a party or, to the knowledge of the Company, otherwise.

(d) Authority; Noncontravention.

(i) The Company has the requisite corporate power and authority to enter into this Agreement, the other agreements, certificates and documents contemplated hereby to be executed and delivered by the Company and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other agreements, certificates and documents contemplated hereby to be executed and delivered by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Sub) constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. All other agreements contemplated hereby to be executed and delivered by the Company will on the Closing be duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Sub) constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and compliance by the Company with the provisions hereof will not, conflict with, or result in any breach or violation of, or any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or to a loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any of the Subsidiaries under, (A) subject to Company Shareholder Approval (which will be obtained by the Company at or prior to the Closing Date, if any), the Certificate of Incorporation or Memorandum of Association of the Company or the governing documents of any of the Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement (other than as set forth on Schedule 3.01(d) of the Disclosure Schedule), instrument, permit, concession, franchise or license applicable to the Company or any Subsidiary or any of their respective properties or assets, or (C) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation, settlement or arbitration award (“Order”) applicable to the Company or any of the Subsidiaries or their respective properties or assets other than, in the case of clause (C), any such conflicts, breaches, violations, defaults, rights, losses or Liens that would not reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations hereunder. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any foreign, federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”) or any other person, is required by or with respect to the Company or any of the Subsidiaries for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or the performance by the Company of its obligations hereunder, except for (x) the Company Shareholder Approval (which will be obtained by the Company at or prior to the Closing Date, if any), (y) the filing of the Cayman Merger Documents with the Registrar and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (z) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to make or obtain would not reasonably be expected to (1) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of the Company’s obligations hereunder or (2) have a Material Adverse Effect with respect to the Company.

(e) Financial Statements; Undisclosed Liabilities.

(i) Set forth on Schedule 3.01(e) of the Disclosure Schedule are complete and true copies of: (A) the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014, March 31, 2014 and March 31, 2013, including the notes thereto, (B) the audited consolidated statements of operations and cash flows of the Company and its subsidiaries for December 31, 2014 and the fiscal years ended March 31, 2014 and 2013, including the notes thereto, (C) the unaudited consolidated balance sheets of the Company and its subsidiaries as of January 31, 2015, and (D) the unaudited consolidated statements of operations and cash flows of the Company and its subsidiaries for the one-month period ended January 31, 2015 (collectively, the “Financial Statements”). Except as set forth in the notes thereto and except, in the case of the unaudited Financial Statements, which do not contain footnotes, for normal year-end audit adjustments and disclosures (none of which is expected to be material), the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied (“GAAP”), as in effect on the date of such audited Financial Statements, and the Financial Statements fairly present the consolidated financial position and results of operations and cash flows of the Company and the Subsidiaries, in each case as of the dates indicated and for the periods covered, as the case may be.

(ii) The Company has made available for inspection by Parent copies of all books of account relating to the Company and the Subsidiaries, and such books of account have been maintained in accordance with past practices. The Company and the Subsidiaries will have sufficient cash immediately following the Closing to pay all liabilities, if any, immediately following the Closing. Each of the Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (as applicable) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iii) Neither the Company, any Subsidiary nor, to the Company’s knowledge, any director, executive officer, auditor, or accountant of the Company or any Subsidiary, has received any material written complaint, allegation, assertion or claim, whether made to any director, executive officer, or inside or outside legal counsel to the Company or any Subsidiary regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices and any written notification of a (x) “reportable condition” or (y) “material weakness” in the Company’s or any Subsidiary’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary or any of their respective officers, directors, employees or agents to the Company’s or any Subsidiary’s board of directors or any committee thereof or to any director or officer of the Company or the Subsidiary. There have been no internal investigations regarding accounting or revenue recognition reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company’s or any Subsidiary’s board of directors or any committee thereof.

(iv) The Company and each Subsidiary are not a party to, and do not have any commitment to become a party to, any joint venture, off-balance sheet, partnership or any similar contract or arrangement (including any (i) contract or arrangement relating to any transaction or relationship between or among the Company or any Subsidiary, on the one hand, and any Affiliate of the Company or any Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, and (ii) “off-balance sheet arrangements” (as that term is defined in Item 303(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended)).

(v) Neither the Company nor any Subsidiary has any liability or obligations of any nature (whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due or otherwise), except for (a) liabilities and obligations reflected or reserved against on the Financial Statements or on Schedule 3.01(e) of the Disclosure Schedule, (b) liabilities and obligations which have arisen since December 31, 2014 in the ordinary course of business consistent with past practice and do not exceed in the aggregate $10,000, (c) Transaction Expenses and (d) performance obligations under executory contracts.

(f) Absence of Certain Changes or Events. Except as set forth on Schedule 3.01(f) of the Disclosure Schedule, since December 31, 2014, the businesses of the Company and the Subsidiaries have been operated in the usual and ordinary course consistent with past practice and

(i) there has been no event, condition or change that constitutes a Material Adverse Effect with respect to the Company or any Subsidiary;

(ii) the Company has not issued any securities of or other equity interests in the Company other than pursuant to the exercise of the previously outstanding options or warrants;

(iii) except in the ordinary course of business, none of the Company or any of the Subsidiaries has paid or declared any dividends on, or made or declared any distributions with respect to any of its capital shares or other securities, and none of the Company or any of the Subsidiaries has redeemed or acquired any such securities;

(iv) none of the Company or any of the Subsidiaries has entered into any transaction or incurred any liability or obligation, except in the ordinary course of its business consistent with past practice;

(v) none of the Company or any of the Subsidiaries has waived any material right, claim or debt belonging to it;

(vi) none of the Company or any of the Subsidiaries has sold or transferred a material amount of the assets it owns except (A) in the ordinary course of its business or (B) assets for which the book value does not exceed $50,000 in the aggregate;

(vii) none of the Company or any of the Subsidiaries has made any loans to any officer, director, employee, consultant, or equityholder thereof (other than advances to such persons in the ordinary course of business in connection with travel and travel-related expenses);

(viii) none of the Company or any of the Subsidiaries has amended or in any way altered its certificate of incorporation or Memorandum of Association or other governing documents, as applicable;

(ix) none of the Company or any of the Subsidiaries has changed its number of shares of authorized or issued capital shares, issued or granted any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital shares, or any securities convertible into shares, split, combined or reclassified any of its shares;

(x) none of the Company or any of the Subsidiaries has acquired any assets with a book value in excess of $10,000 individually or $50,000 in the aggregate, other than in the ordinary and usual course of business;

(xi) none of the Company or any of the Subsidiaries has entered into any employment agreement with any employee (other than an employment agreement terminable at will without any financial penalty), varied the terms of any Company Plan (as hereinafter defined) in any material way or granted any increase in the compensation or employee benefits of any employee, except for increases or variances (A) in the ordinary course of business and consistent with past practice or (B) pursuant to any employment agreement or benefit plan as currently in effect;

(xii) none of the Company or any of the Subsidiaries has changed or amended in any material respect any contract by which the Company or any of the Subsidiaries or any of their assets or properties are bound or subject, except in the ordinary course of business;

(xiii) there has been no resignation or termination of employment of any officer or key employee or key independent contractor of the Company or any of the Subsidiaries and the Company does not know of any impending resignation or termination of employment of any such officer, key employee or key independent contractor;

(xiv) there has been no change, except in the ordinary course of business, in the contingent obligations of the Company or any of the Subsidiaries thereof by way of guaranty, endorsement, indemnity, or warranty;

(xv) there has been no waiver or loss of any right of the Company or any of the Subsidiaries, or the cancellation of any material debt, claim or contract or other agreement held by the Company or any of the Subsidiaries;

(xvi) except as required by GAAP, there has not been any material change in (i) the accounting methods, practices or policies followed by the Company or any of the Subsidiaries or any change in depreciation or amortization policies or rates theretofore adopted, (ii) the revenue recognition policy followed by the Company or any of the Subsidiaries, or (iii) the deferred revenue account (other than in accordance with the accounting methodology applicable to the deferred revenue account) or the accounting methodology applicable to the deferred revenue account;

(xvii) there has not been any reduction in the form or amount of insurance coverage maintained by the Company or any of the Subsidiaries;

(xviii) none of the Company or any of the Subsidiaries has agreed, whether in writing or otherwise, to take any action that, if taken, would render any of the representations set forth in this Section 3.01(f) untrue; and

(xix) none of the Company or any of the Subsidiaries has filed with any Governmental Entity an election that would change its method of accounting for material items of income, gain, loss, deduction or credit that would materially affect the reporting of such items for a post-Closing Tax period.

(g) Litigation; Labor Matters.

(i) Except as set forth on Schedule 3.01(g) of the Disclosure Schedule, there is (A) no suit, action, claim, arbitration, complaint, charge or other proceeding (“Litigation”) pending against the Company or any Subsidiary before any court or Governmental Entity, and (B) to the knowledge of the Company, no Litigation threatened in writing or investigation or inquiry pending against the Company or any Subsidiary, nor is there any judgment, decree, citation, injunction ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary which has or would reasonably be expected to have, any such effect. Except as set out in Schedule 3.01(g) of the Disclosure Schedule, in the

past three years, neither the Company nor any Subsidiary has been subject to any Litigation nor has the Company or any Subsidiary entered into any settlement agreement prior to being sued or prosecuted.

(ii) (A) None of the Company nor any of the Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization nor is any such contract or agreement presently being negotiated; (B) none of the Company or any of the Subsidiaries is the subject of any proceeding asserting that the Company or any of the Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor, to the knowledge of the Company, is any such proceeding threatened; (C) there is no strike, work stoppage, slowdown or other similar labor dispute pending or, to the knowledge of the Company, threatened; (D) no grievance is pending or, to the knowledge of the Company, threatened in writing against the Company or any of the Subsidiaries; (E) to the knowledge of the Company, there are no campaigns being conducted to authorize representation by any labor organization; (F) the Company and the Subsidiaries are in compliance with all applicable laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment except for failures so to comply, if any, that would not reasonably be expected to have a Material Adverse Effect with respect to the Company; and (G) none of the Company or any of the Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(iii) Schedule 3.01(g) of the Disclosure Schedule contains a complete and accurate list of the following information for each employee and director of the Company and the Subsidiaries, including each employee on leave of absence: employer; name; job title; date of commencement of employment; and current compensation paid or payable in fiscal year 2015 and the number of days of earned but unused vacation. Schedule 3.01(g) of the Disclosure Schedule also contains a complete and accurate list of the following information for each independent contractor and consultant of the Company and the Subsidiaries engaged to perform work in fiscal year 2015: name; period of engagement; and total compensation paid or payable for work performed in fiscal year 2015. None of the Company or any Subsidiary has violated the Worker Adjustment and Retraining Notification Act or any similar state or local legal requirement.

(iv) To the knowledge of the Company, no officer, director, agent, employee, consultant or contractor of the Company or any of the Subsidiaries is bound by any contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in, or continue or perform, any conduct, activity, duties or practice relating to the business of the Company and the Subsidiaries or (ii) to assign to the Company or the Subsidiaries, as applicable, or to any other person any rights to any invention, improvement, or discovery in the performance of such individual’s duties owed to the Company. To the knowledge of the Company, no former or current employee of the Company or any of the Subsidiaries is a party to, or is otherwise bound by, any contract that in any way materially adversely affects or will affect the ability of the Surviving Company and Parent, as applicable, to conduct the business as heretofore carried on by the Company and any of the Subsidiaries.

(h) Employee Benefit Plans.

(i) Schedule 3.01(h) of the Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), but excluding any benefit plans that are provided by the government of the People’s Republic of China or Hong Kong SAR, or any subdivision or agency thereof), share purchase, share option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements relating to employment, benefits or entitlements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, maintained, sponsored, participated in or contributed to by the Company or any of the Subsidiaries at any time within the five calendar years preceding the Closing Date under which any employee or former employee of the Company or any of the Subsidiaries has any present or future right to benefits or under which the Company or any of the Subsidiaries has any present or future material liability. All such plans, agreements, programs, policies and arrangements are herein collectively referred to as the “Company Plans”.

(ii) With respect to each Company Plan, the Company has delivered or made available to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (A) any related trust agreement, annuity contract or other funding instrument; (B) the most recent determination letter; (C) the current summary plan description and other written communications (or a description of any oral communications) by the Company and the Subsidiaries to its employees concerning the extent of the benefits provided under a Company Plan; and (D) for the three most recent years (w) the Form 5500 and attached schedules; (x) audited financial statements; and (y) actuarial valuation reports if any.

(iii) (A) Each Company Plan has been established and administered in substantial compliance with its terms and with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable laws, rules and regulations; (B) each Company Plan which is intended to be qualified within the meaning of Code Section 401(a) is so qualified and has received a favorable determination letter as to its qualification or, pursuant to IRS Rev. Proc. 2011-14, is entitled to rely on a notification or opinion letter issued with respect to such Company Plan, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification; (C) with respect to any Company Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened which would reasonably be expected to give rise to any such actions, suits or claims; (D) neither the Company nor, to the knowledge of the Company, any other party has engaged in a prohibited transaction, as such term is defined under Code Section 4975 or ERISA Section 406, which would subject the Company or the Subsidiaries (either directly or indirectly as a result of any indemnification obligation) to any material Tax, penalties or other liabilities under the Code or ERISA; (E) to the knowledge of the Company, no event has occurred and no condition exists that would subject the Company or the Subsidiaries, either directly or by reason of its affiliation with any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)), to any material Tax, fine or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations; (F) all insurance premiums required to have been paid and all contributions required to be made under the terms of any Company Plan, the Code, ERISA or other applicable laws, rules and regulations as of the date hereof have been timely paid or made prior thereto and adequate reserves have been provided for on the Company’s December 31, 2014 balance sheet included in the Financial Statements for any premiums (or portions thereof) and for all benefits attributable to service on or prior to the date thereof; (G) no Company Plan provides for an increase in benefits at or after the Effective Time of the Merger; (H) neither the Company nor any member of its Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA; and (I) neither the Company nor any member of its Controlled Group maintains or contributes to any welfare benefit plan that provides health benefits or other welfare benefits to an employee after the employee’s termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA or similar applicable state law.

(iv) No Company Plan is, and neither the Company nor any member of its Controlled Group has previously or currently maintains, contributes to or participates in, nor does the Company or any member of its Controlled Group have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code; or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(v) Except as set forth on Schedule 3.01(h)(v) of the Disclosure Schedule, (i) each Company Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to the Company, any member of its Controlled Group, or Parent (except for benefits protected under Section 411(d) of the Code or Section 204(g) of ERISA and other than ordinary administration expenses typically incurred in a termination event) and (ii) none of the Company Plans will be subject to any surrender fees, deferred sales charges, commissions, or other fees upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.

(vi) With respect to each Company Plan or other arrangement to which the Company is a party which provides nonqualified deferred compensation (within the meaning of Section 409A of the Code), each such Company Plan and other arrangement has been operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder both operationally and documentarily. No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by any “service provider” (within the meaning of Treasury Regulations Section 1.409A-1(f)) under any such Company Plan or such other arrangement. Neither the Company nor any of its Subsidiaries has elected to or is required to defer payment of any amounts to any service provider which is subject to the provisions of Section 457A of the Code.

(vii) None of the Company or any of the Subsidiaries is a party to any agreement, contract, arrangement or plan (including this Agreement and the consummation of the Merger) that has resulted or would reasonably be expected to result by reason of the transactions contemplated by this Agreement, separately, or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. None of the Company or any of the Subsidiaries is a party to any agreement, contract, arrangement or plan that would bind the Company or the Subsidiaries to compensate any individual for excise or other Taxes imposed under Section 409A or 4999 of the Code.

(i) Taxes.

(i) Each of the Company and the Subsidiaries has filed or caused to be filed all Tax Returns that they were required to file and has paid all Taxes owed by the Company and the Subsidiaries (whether or not shown on such Tax Returns). All Tax Returns filed were true, correct and complete. All Taxes not yet due and payable by the Company and the Subsidiaries as of December 31, 2014, have been properly accrued and are reflected in the Financial Statements. There are no existing penalty, interest or deficiency assessments which have not been satisfied or current or pending audits or other administrative proceedings relating to income Taxes (or any other material amount of Taxes) with respect to the Company and the Subsidiaries. The consummation of the Merger will not be deemed as lack of bona fide commercial purpose and be re-characterized as a direct transfer of ecVision China within the meaning of Bulletin [2015] No.7;

(ii) Neither the Company nor any of the Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

(iii) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person under Treas. Reg. Section 1.1502-6 (or any similar provisions of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(iv) The Company and the Subsidiaries have deducted, withheld and timely paid to the appropriate Governmental Entity all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party;

(v) No written claim has ever been made by an authority in a jurisdiction where the Company and the Subsidiaries do not file Tax Returns that the Company and the Subsidiaries are or may be subject to taxation by that jurisdiction;

(vi) Neither the Company nor any of the Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing Date, or (v) an election under Section 108(i) of the Code;

(vii) Each of the Company and the Subsidiaries has from its original organization been treated as a corporation for federal income tax purposes within the meaning of Treasury Regulations Section 301.7701-2(a);

(viii) Neither ecVision U.S. nor any other Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(ix) Notwithstanding anything herein to the contrary, no representation or warranty is made regarding Parent or Company’s ability to utilize or otherwise benefit from, any particular Tax attribute of the Company or its subsidiaries, including without limitation, the tax basis of assets, net operating losses, capital losses, deductions, tax credits and other similar items of the Company or any of its subsidiaries.

(j) Real Property. Schedule 3.01(j) of the Disclosure Schedule lists all real property leases to which the Company or any of the Subsidiaries is a party as a lessee (the “Company Real Property Lease Agreements”). None of the Company or any Subsidiary owns or, at any time, has owned any real property. Each of the Company and each Subsidiary has a valid and binding leasehold interest in the property that is the subject of the Company Real Property Lease Agreements free and clear of all Liens, except for Permitted Liens. The Company has made available to Parent true, correct and complete copies of each Company Real Property Lease Agreement, including all amendments thereto; and no term or condition of any of the Company Real Property Lease Agreements has been modified, amended or waived except as shown in such copies. The premises subject to the Company Real Property Lease Agreement are hereinafter referred to as “Company Leased Property.” Neither the Company nor any Subsidiary is in default under any of the Company Real Property Lease Agreements, nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause a default, nor has any waiver, indulgence or postponement of any of the Company’s or any Subsidiary’s obligations, as lessees, been granted by any owner of the Company Real Property Lease Agreements Leased Property. No Company Leased Property is occupied by a third party other than the Company or any Subsidiary. The Company has provided to Parent complete and correct copies of all the Company Real Property Lease Agreements, including all amendments thereto; and no term or condition of any of the Company Real Property Lease Agreements has been modified, amended or waived except as shown in such copies. There are no transfers, mortgages or assignments by the Company or any Subsidiary in effect with respect to any of their interests in the Company Real Property Lease Agreements; and neither the Company nor any Subsidiary is a party to any other agreements or arrangements which materially affect the Company’s or the Subsidiary’s use or occupancy of any of the Company Leased Property. To the Company’s knowledge, there is no pending or written threat of condemnation or similar proceeding affecting any Company Leased Property or any portion thereof, each Company Leased Property is supplied with utilities and other services sufficient to operate the business of the Company or any Subsidiary, as applicable, as presently conducted and neither the operations of the Company or any Subsidiary on the Company Leased Property violate in any material manner any applicable building code, zoning requirement, or classification or statute relating to the particular property or such operations. The Company Leased Property is in good operating condition and repair, subject to normal wear and tear.

(k) Personal Property.

(i) Each of the Company and each Subsidiary has good title to, or in the case of leased property and assets has valid leasehold interests in, all of their respective material personal property and assets. None of such property or assets is subject to any Liens, except for Permitted Liens.

(ii) The equipment owned or used by the Company or any Subsidiary is in good operating condition and repair, ordinary wear and tear excepted, and is adequate and suitable for its present and intended uses.

(l) Insurance. Schedule 3.01(l) of the Disclosure Schedule contains a summary, as of the date hereof, of all insurance policies maintained by or for the benefit of the Company or any of the Subsidiaries including, without restricting the generality of the foregoing, those covering public and product liability, personnel, properties, buildings, machinery, equipment, furniture, fixtures and operations, specifying with respect to each such policy, the name of the insurer, type of coverage, term of policy, limits of liability and annual premium. There is no material claim by the Company or any of the Subsidiaries pending under any of such policies relating to the assets, business, operations, employees, officers or directors of the Company or any of the Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights. To the knowledge of the Company, there has been no occurrence that would reasonably be expected to result in a material claim by or on behalf of the Company or any of the Subsidiaries under any such policy. All premiums payable under all such policies have been paid timely in all material respects, and the Company and the Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies and bonds. Schedule 3.01(l) of the Disclosure Schedule sets forth (i) the Company’s and each Subsidiary’s premiums and losses by year, by type of coverage, for the past three (3) years based on information received from the Company’s and each Subsidiary’s insurance carrier(s) and (ii) all outstanding insurance claims by the Company and each Subsidiary for damage to or loss of property or income which have been referred to insurers or which the Company or any each Subsidiary believes to be covered by commercial insurance. The Company has heretofore delivered to Parent complete and correct copies of all insurance policies maintained by or for the benefit of the Company or any of the Subsidiaries and such insurance policies are in full force and effect and no notice of cancellation or termination has been received by the Company or any Subsidiary with respect to any such policy. Such policies are sufficient for compliance with all requirements of applicable Law and all agreements relating to the Company and any Subsidiary; are valid, outstanding and enforceable policies; and will not terminate or lapse by reason of the transactions contemplated by this Agreement.

(m) Environmental Matters. In connection with Environmental Laws:

(i) none of the Company or any Subsidiary has received any written Environmental Claim or has knowledge of any threatened Environmental Claim;

(ii) none of the Company or any Subsidiary has entered into any consent decree, order or agreement under any Environmental Law;

(iii) to the knowledge of the Company, there are no (A) underground storage tanks, (B) polychlorinated biphenyls, (C) asbestos or asbestos-containing materials, (D) sumps, (E) surface impoundments, (F) landfills or (G) sewers or septic systems present at any facility owned, leased or operated by the Company or any Subsidiary within the last five (5) years;

(iv) no modification, revocation, reissuance, alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby; and

(v) none of the Company or any Subsidiary has and, to the knowledge of the Company, no third party has, generated, transported, treated, stored, disposed of, arranged to be disposed of, released at, on, from or under any of the properties or facilities currently or formerly owned or leased by the Company or any Subsidiary, any Hazardous Materials in violation of, or so as would reasonably be expected to result in liability to the Company or any Subsidiary under, any Environmental Laws. None of the Company or any Subsidiary has contractually assumed any liabilities or obligations under any Environmental Laws.

(n) Material Contracts.

(i) There have been made available for reasonable review by Parent correct and complete copies of each of the written contracts (or a written description of oral contracts) fitting a description below to which the Company or any Subsidiary is a party or by which any of them or their properties or assets is bound as of the date hereof (each such contract, a “Material Contract”):

(A) leases of personal property providing for annual rentals of $50,000 or more;

(B) agreements (or series of related agreements) for the purchase of materials, supplies, goods, services, equipment or other assets pursuant to which (x) the Company or any Subsidiary has made aggregate annual payments of $50,000 or more in the preceding twelve months, other than purchase orders entered into in the ordinary course consistent with past practice, or (y) which by their terms currently require annual payments by the Company of $50,000 or more;

(C) agreements providing for the sale by the Company or any Subsidiary of services, equipment or other assets pursuant to which (x) the Company or any Subsidiary has received $50,000 or more in the aggregate during the preceding twelve calendar months, or (y) which by their terms provide for annual payments to the Company of $50,000 or more;

(D) partnership, limited partnership, limited liability company, joint venture or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any corporation, company, partnership or joint venture;

(E) agreements relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise);

(F) contracts for joint development of products, services or other assets;

(G) material agreements to market, promote, sell or distribute the products of the Company or any Subsidiary, other than those entered into in the ordinary course of business;

(H) agreements with customers of the Company or any Subsidiary which involve annual payments from customers of $25,000 or more;

(I) agreements with customers of the Company or any Subsidiary which involve annual payments from customers of less than $25,000 and which terms of agreement deviate from the form xPressChain customer contract of the Company and the Subsidiaries previously provided to Parent (the “Form Customer Contract”);

(J) agreements relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) or the guarantee of indebtedness of any other person;

(K) any material agreements concerning Company Intellectual Property, other than those entered into in the ordinary course of business;

(L) material licenses or franchise agreements which relate to the Company or any Subsidiary or are necessary for the Company or any Subsidiary to conduct its business;

(M) any agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any person or in any area or which would so limit the freedom of the Company or any of the Subsidiaries after the Effective Time of the Merger;

(N) employment, severance or consulting agreements (other than standard confidentiality and non-disclosure agreements and proprietary invention assignment agreements); and

(O) any other contract or agreement, written or oral, the termination of which would reasonably be expected to result in a Material Adverse Effect on the business of the Company or any Subsidiary and which is not otherwise described in this Section 3.01(n)(i).

Schedule 3.01(n) of the Disclosure Schedule sets forth a list of each of the Material Contracts including, without limitation, a list of all customers of the Company and/or the Subsidiaries which are parties to a customer contract with the Company or any Subsidiary in the form of the Form Customer Contract and which have paid funds to the Company in the 36-month period prior to the date of this Agreement.

(ii) None of the Company or any Subsidiary is, or has received any notice that any other party is or is alleged to be, in breach or default in any material respect under any Material Contract, or any other agreement, commitment, arrangement, lease, policy or other instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound; and, to the knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. (A) Each Material Contract constitutes the valid and binding obligation of the Company or any Subsidiary, as applicable, enforceable against such party in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing, (B) none of the Company or any Subsidiary is in breach or default in any material respect of, and no event has occurred which, with notice or lapse of time, would constitute a breach or default by the Company or any Subsidiary or permit termination, modification or acceleration by any third party under, any Material Contract and (C) no person has the right to terminate on less than 30 days’ notice (except for the termination rights set forth in the contract) or, to the knowledge of the Company, has repudiated any provision of any Material Contract. Each Material Contract that requires the consent or waiver of a third party prior to consummation of the transactions contemplated by this Agreement in order to avoid a breach or violation of, or default under, such Material Contract is identified and marked by an asterisk on Schedule 3.01(n) of the Disclosure Schedule.

(o) Brokers. Except for America’s Growth Capital, LLC (d/b/a AGC Partners) and The Jordan, Edmiston Group, Inc. (“JEG”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its affiliates.

(p) Affiliate Transactions. Except as set forth on Schedule 3.01(p) of the Disclosure Schedule, there are no contracts, commitments, agreements, arrangements or other transactions between the Company or any Subsidiary, on the one hand, and any (i) officer or director of the Company or any Subsidiary (other than employment, severance or consulting contracts, commitments, agreements, or arrangements disclosed on Schedule 3.01(n) of the Disclosure Schedule), (ii) record or beneficial owner of 5% or more of any of the voting securities of the Company or any Subsidiary or (iii) other affiliate of the Company or any Subsidiary or any affiliate of such officer, director or beneficial owner (or any immediate family member thereof), on the other hand. All such arrangements were entered into in the ordinary course of business and on commercially reasonable terms and conditions. To the Company’s knowledge, no shareholder, employee, officer or director of the Company or any Subsidiary has any material interest in any property, real or personal, tangible or intangible, including without limitation inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company or any Subsidiary.

(q) Required Company Vote. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

(r) Intellectual Property.

(i) Except as set forth on Schedule 3.01(n)(i)(k) and/or Schedule 3.01(r)(i) of the Disclosure Schedule, the Company or any Subsidiary (1) is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Liens (other than Permitted Liens and the terms of any Company Out-Licenses)), all Company Intellectual Property (“Company-Owned Intellectual Property”), (2) has rights to the use of, and/or to sublicense the use of, all Company Intellectual Property, including pursuant to an agreement, license, sublicense, permission or other contract (and is not contractually obligated to pay any royalty or compensation to any third party in respect thereof) or (3) has the right to require the applicant of any application for registration relating to Company-Owned Intellectual Property, including, but not limited to, all patent applications, trademark applications, copyright applications, and service mark applications (“Company Registered Intellectual Property”), to transfer ownership to the Company or any Subsidiary of the application and of all registrations that issue from, that correspond to, and/or that relate to such application. Schedule 3.01(r)(i) of the Disclosure Schedule sets forth a complete and accurate list of trademarks and service marks that constitute Company Registered Intellectual Property. The company maintains no Company Registered Intellectual Property other than Intellectual Property Rights in respect of such trademarks and service marks;

(ii) other than as set forth on Schedule 3.01(r)(ii) of the Disclosure Schedule, there is no, and there has not been any, pending, decided or settled opposition, interference, reexamination, inter partes review, injunction, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, decree, or any other dispute, disagreement, or claim related to any material item of Company-Owned Intellectual Property or any Company Product (“Dispute”), nor, to the knowledge of the Company, has any Dispute been threatened challenging the legality, validity, enforceability or ownership of any Company-Owned Intellectual Property or any Company Product. No Company-Owned Intellectual Property or Company Product is subject to any outstanding Order or other disposition of any Dispute. To the knowledge of the Company there is no fact or circumstance that would reasonably be expected to result in any bona fide Dispute against the Company or any Subsidiary, in each case challenging the ownership, legality, use, validity, enforceability or effectiveness of, or rights to, any Company-Owned Intellectual Property;

(iii) to the knowledge of the Company, no third person, including any employee, has interfered with, infringed upon, misappropriated, violated or used without authorization any Company-Owned Intellectual Property;

(iv) other than as set forth on Schedule 3.01(r)(iv) of the Disclosure Schedule, (1) (a) none of the Company or any Subsidiary, any Company-Owned Intellectual Property, or any Company Product has infringed on, violated or misappropriated or infringes on, violates or misappropriates, and (b) the operation of the business of the Company and each Subsidiary, as has been conducted and is currently conducted, does not infringe on, interfere with, violate or misappropriate, any Intellectual Property right of any other person, or constitute unfair competition or trade practices under the laws of any jurisdiction, (2) no Dispute relating to subsection (1) has been asserted or threatened by any person (including any Dispute claiming that the Company or any Subsidiary must license or refrain from using any Intellectual Property of any third person), and (3) there is no fact or circumstance that would reasonably be expected to result in any bona fide Dispute against the Company or any Subsidiary therefor;

(v) none of the Company or any Subsidiary has granted any interest or other rights in any of Company Intellectual Property other than in connection with a financing arrangement and/or pursuant to a written contractual arrangement entered into in the normal course of business, including with end users of the Company Products (a “Company Out-License”), nor has any Company Intellectual Property owned at any time by the Company or any Subsidiary been assigned, or transferred to any third person;

(vi) other than as set forth on Schedule 3.01(r)(vi) of the Disclosure Schedule, Company Intellectual Property includes all the Intellectual Property rights that are reasonably necessary for the operation and conduct of the business of the Company and the Subsidiaries as currently conducted;

(vii) Schedule 3.01(r)(vii) of the Disclosure Schedule sets forth a materially complete and accurate list of all Company Products currently offered, and all Company Products are free from any material failures to operate in all material respects as described in the related documentation. Except as set forth on Schedule 3.01(n)(i)(k) and/or Schedule 3.01(r)(i) of the Disclosure Schedule, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Company Products free and clear of all Liens (other than Company Out-Licenses), neither the Company nor any of its Subsidiaries has sold, transferred, assigned, promised or otherwise disposed of any rights or interests therein or thereto (other than Company Out-Licenses), and each of the foregoing is fully transferrable, alienable, and licensable by the Company or its Affiliates without restriction and without payment to any person, subject to Company Out-Licenses;

(viii) other than as set forth on Schedule 3.01(r)(viii) of the Disclosure Schedule, none of the Company Products incorporates, embeds or is distributed with, dynamically linked with, or combined during installation with, any software that is subject to the provision of any open source or other type of license agreement or distribution model that: (1) requires the distribution or making available of the source code for the Company Products, (2) prohibits or limits the Company or any Subsidiary from charging a fee or receiving consideration in connection with licensing, sublicensing or distributing any Company Product, (3) except as specifically permitted by law, grants any right to any person (other than the Company or any Subsidiary) or otherwise allows any such person to decompile, disassemble or otherwise reverse-engineer any Company Product, or (4) requires the licensing of any Company Product for the purpose of making derivative works (any such open source or other type of license agreement or distribution model described in clause (1), (2), (3) or (4) above, a “Limited License”). By way of clarification but not limitation, the term Limited License shall include: (A) all versions of GNU’s General Public License (GPL), Affero GPL (AGPL), or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL);

(ix) no government funding, or facilities of a university, college, other educational institution or research center, was used in the creation or development of the Company-Owned Intellectual Property and no current or former employee, consultant or independent contractor who contributed to the creation or development of any Company-Owned Intellectual Property was under an obligation to assign rights in such Intellectual Property to any Governmental Entity, university, college, or other post-secondary educational institution, or a research center, during a period of time in which such employee, consultant or independent contractor, as the case may be, was involved in the development of such Company-Owned Intellectual Property;

(x) Schedule 3.01(r)(x) of the Disclosure Schedule contains a complete and accurate list of all industry standards bodies or similar organizations in which the Company or any Subsidiary has participated or is now participating in such manner as to require the Company to license any Company Product or any Company-Owned Intellectual Property to third persons at a predetermined or so-called “reasonable” royalty rate or for no payment relating to standards set by such standards bodies or similar organization, and all agreements with any such industry standards bodies or similar organizations;

(xi) the execution, delivery and performance by the Company of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby will not (1) alter or impair or result in the loss of any rights or interests of the Company or any Subsidiary in any Company-Owned Intellectual Property or Company Products, (2) result in Parent or the Surviving Company granting to any person any right to or with respect to any Company-Owned Intellectual Property or Company Products, (3) result in Parent or the Surviving Company being bound by, or subject to, any non-competition or other material restriction on the operation or scope of their respective businesses, or (4) result in Parent or the Surviving Company being obligated to pay any royalties or other material amounts to any person in excess of those amounts payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby;

(xii) the Company and each Subsidiary have used commercially reasonable efforts to obtain title to all Company-Owned Intellectual Property and to maintain and protect all items of Company-Owned Intellectual Property, including, without limitation, obtaining invention and patent assignments to each item of Company-Owned Intellectual Property, entering into valid confidentiality/non-disclosure agreements with any and all third parties or employees to whom it discloses any confidential information or trade secrets which are Company-Owned Intellectual Property, and implementing reasonable controls on access to the Company’s trade secrets, and in a timely manner making all filings and all payments of all maintenance and similar fees for any Company Registered Intellectual Property;

(xiii) other than as set forth on Schedule 3.01(r)(xiii) of the Disclosure Schedule, all Company Owned Intellectual Property that is software and that is used in or necessary to the conduct of the business of the Company and the Subsidiaries as currently conducted was created solely by either (1) employees of the Company or one of the Subsidiaries acting within the scope of their employment who have entered into written agreements with the Company and/or a Subsidiary acknowledging that all rights therein, including without limitation, Intellectual Property Rights, belong exclusively to the Company or one of the Subsidiaries or shall become the property of the Company and/or a Subsidiary when prepared, whether delivered to the Company and/or a Subsidiary or not, and have irrevocably waived all unassignable rights such as moral rights that they may possess in the Company Owned Intellectual Property and Company Products, or (2) other persons who have entered into written agreements with the Company and/or a Subsidiary assigning all of their rights therein, including without limitation, Intellectual Property Rights, to the Company or one of the Subsidiaries, and have irrevocably waived all unassignable rights such as moral rights that they may possess in the Company Owned Intellectual Property and Company Products, and except as permitted by law or as set forth in Schedule 3.01(r)(xiii) of the Disclosure Schedule, no other person owns or has any rights to any portion of such Company-Owned Intellectual Property (other than pursuant to Company Out-Licenses);;

(xiv) other than as set forth on Schedule 3.01(r)(xiv) of the Disclosure Schedule, each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, trademark, copyright, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property as of the date hereof. There are no actions that must be taken by the Company or any Subsidiary within ninety (90) days following the date hereof, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property;

(xv) to the knowledge of the Company, there are no facts or circumstances that would render any Company-Owned Intellectual Property invalid or unenforceable. Without limiting the foregoing, to the knowledge of the Company, there is no information, material, fact, or circumstance, including any information or fact that would constitute prior art, that would render any Company Registered Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property, and neither the Company nor any Subsidiary has knowingly misrepresented, or knowingly failed to disclose, and, to the knowledge of the Company, there is no misrepresentation or failure to disclose, any fact or circumstance in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any such Company Registered Intellectual Property;

(xvi) other than as set forth on Schedule 3.01(r)(xvi) of the Disclosure Schedule, the Company has used commercially reasonable efforts to protect Company-Owned

Intellectual Property or any Company Product. In each case in which the Company or one Subsidiary has acquired ownership of any Intellectual Property from any person, the Company or such Subsidiary has obtained an assignment that is reasonably sufficient to effect the transfer of such rights in such Intellectual Property to the Company or such Subsidiary, and the Company or such Subsidiary has recorded each such assignment with the U.S. Patent and Trademark Office U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be;

(xvii) [Intentionally omitted.]

(xviii) there is no Contract between the Company or any of the Subsidiaries, on the one hand, and any other person, on the other hand, with respect to any Intellectual Property rights or Company Products under which there is currently any Dispute regarding the scope of such Contract, or performance under such Contract, including with respect to any payments to be made or received by the Company or any of the Subsidiaries thereunder, nor, to the knowledge of Company, does there exist any basis therefor;

(xix) other than as set forth on Schedule 3.01(r)(xix) of the Disclosure Schedule, none of the Company, any of the Subsidiaries or any other person acting on behalf of the Company or any of the Subsidiaries has disclosed or delivered to any third person, or permitted the disclosure or delivery to any escrow agent or other person of, any Company Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company, any of the Subsidiaries or any person acting on behalf of the Company or any of the Subsidiaries to any third party of any Company Source Code. Schedule 3.01(r)(xix) of the Disclosure Schedule identifies each Contract under which the Company or any of the Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or other third person, any Company Source Code. Neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereunder, in and of itself, would reasonably be expected to result in the release of any Company Source Code from escrow. “Company Source Code” means, collectively, any human readable software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained, embedded or implemented in, in any manner, any software source code, in each case for any Company Product or any software that is Company-Owned Intellectual Property;

(xx) the Company and the Subsidiaries have used commercially reasonable efforts to protect the Company’s and the Subsidiaries’ rights in trade secrets of the Company;

(xxi) (1) there are no material defects in any Company Product and (2) there are no material errors in any published technical documentation, specifications, manuals, user guides, promotional material, benchmark test results, and other written materials related to, associated with or used or produced in the development of any Company Product;

(xxii) other than as set forth on Schedule 3.01(r)(xxii) of the Disclosure Schedule, except for the warranties and indemnities contained in those Contracts set forth in

Schedule 3.01(n)(i)(k) of the Disclosure Schedule and warranties implied by law, neither the Company nor any of the Subsidiaries has given any warranties or indemnities relating to Company Products; and

(xxiii) [Intentionally omitted.]

(xxiv) other than as set forth on Schedule 3.01(r)(xxiv) of the Disclosure Schedule, the Company and the Subsidiaries comply in all material respects with their published privacy policies and all applicable laws relating to data privacy, data collection, data protection and data security. To the knowledge of the Company, there has been no loss, damage, or unauthorized access, use, unauthorized transmission, modification, or other misuse of any such information by the Company, the Subsidiaries or any of their employees or contractors. No person (including any Governmental Entity) has made any claim or commenced any Litigation with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by the Company, the Subsidiaries or any of their employees or contractors and, to the knowledge of the Company, there is no reasonable basis for any such claim or Litigation. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated herein complies with the Company’s applicable privacy policies and with all applicable laws relating to privacy and data security (including any such laws in the jurisdictions where the applicable information is collected). The Company and the Subsidiaries have at all times made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Entities and other applicable persons required by laws related to data privacy, data collection, data protection and data security and has filed any required registrations with the applicable data protection authority.

(s) Compliance with Law and Permits. The business of the Company and the Subsidiaries is in compliance with all applicable laws, and all permits, approvals, franchises, licenses or other authorizations granted to the Company and the Subsidiaries by any Governmental Entity that are used or held for use in the conduct of their businesses are in full force and effect and are set forth on Schedule 3.01(s) of the Disclosure Schedule and no proceedings are pending or, to knowledge of the Company, threatened in writing that would be reasonably expected to result in the revocation, cancellation or suspension thereof.

(t) No Material Misstatements. The representations and warranties of the Company contained herein, taken together as a whole with the information contained in the Disclosure Schedule, do not contain any false or misleading fact in any material respect or omit to state a material fact necessary to make the statements herein or therein not misleading in any material respect.

(u) Accounts Receivable. All accounts receivable of the Company and the Subsidiaries as of the day prior to the date hereof are validly existing, and all accounts receivable of the Company and the Subsidiaries as of February 13, 2015 are set forth on Schedule 3.01(u) of the Disclosure Schedule. Such accounts receivable represent monies due for, and have arisen solely out of, bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practices and do not represent monies due for goods either sold on consignment or sold on approval. Other than as reflected in the Company’s financial statements, the Company has not offered, provided or promised any material refunds, discounts or other adjustments with respect to any such accounts receivable, and to the knowledge of the Company, there are no defenses, rights of set-off, recoupment, counterclaims, assignments, restrictions, encumbrances, or conditions enforceable by third parties on or affecting any accounts receivable.

(v) Products Liability and Warranty Liability. The Company and each Subsidiary has not received any written complaints of any damages to any person relating to the products, goods or services of the Company or any Subsidiary. The Company has previously delivered to Parent a correct and complete copy of each express warranty relating to any product of the Company or any Subsidiary.

(w) Bank Accounts. Schedule 3.01(w) of the Disclosure Schedule sets forth a list of all bank and savings accounts, certificates of deposit and safe deposit boxes of the Company and each Subsidiary including the name and address of each bank branch and the names of those persons authorized to sign thereon as of the date of this Agreement.

(x) Customers. Schedule 3.01(x) of the Disclosure Schedule sets forth the twenty largest customers or group of related customers (with related amounts) for the Company and the Subsidiaries (the “Large Customers”) for the nine months ended December 31, 2014, which Large Customers shall include each of Li & Fung (Trading) Limited and LF Management Limited (“Li & Fung”) and their respective affiliates for purposes herein. No other customer made payments which equaled or exceeded five percent (5%) of each the gross sales of the Company and the Subsidiaries for the nine-month period ended December 31, 2014. Except as set forth on Schedule 3.01(x) of the Disclosure Schedule, none of the Large Customers has terminated, or, to the knowledge of the Company, threatened to terminate, its relationship with the Company or any Subsidiary or has during the last twelve (12) months significantly decreased or limited (by 25% or more in gross revenues), or, to the knowledge of the Company, threatened to significantly decrease or limit (by 25% or more in gross revenues), its usage or purchase of the goods or services of the Company or any Subsidiary (as compared to the immediate prior twelve-month period). To the Company’s knowledge, (a) none of the Large Customers have threatened to significantly modify adversely its relationship with the Company or any Subsidiary (by 50% or more in gross revenues) and (b) the transactions contemplated by this Agreement would not reasonably be expected to have, to the knowledge of the Company, a materially adverse effect on the relationship of the Company, any Subsidiary, their businesses, Parent, as successor owner of the Company, or the Surviving Company with Li & Fung or its affiliates.

(y) No Other Representations. Except as expressly set forth in Article III of this Agreement, neither the Company nor any Subsidiary nor any of Company’s agents, employees or representatives have made, nor are any of them making any representation or warranty, written or oral, express or implied, in respect of the Company, any Subsidiary or the Company’s business, including any representations and warranties about the accuracy or completeness of any information or documents previously provided, and any such other representations or warranties are hereby expressly disclaimed.

Section 3.02. Representations and Warranties of Parent and Sub. Each of Parent and Sub represents and warrants to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction (domestic or foreign) in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to Parent or Sub. Parent is a “United States Person” as defined in Section 7701(a)(30) of the Code.

(b) Authority; Noncontravention.

(i) Each of Parent and Sub has all requisite corporate and organizational power and authority to enter into this Agreement, the other agreements, certificates and documents contemplated hereby to be executed and delivered by them and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the other agreements, certificates and documents contemplated hereby to be executed and delivered by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligations of each of Parent and Sub, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. All other agreements contemplated hereby to be executed and delivered by each of Parent and Sub will on the Closing be duly executed and delivered by them and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligations of each of Parent and Sub, enforceable against each of them in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by each of Parent and Sub does not, and the consummation by each of Parent and Sub of the transactions contemplated by this Agreement and compliance by each of Parent and Sub with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or a “put” right with respect to any obligation under, or to a loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Parent or Sub under, (A) the certificate of incorporation or bylaws of Parent or the Memorandum of Association of Sub, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or Sub or any of their respective properties or assets, or (C) subject to the governmental filings and other matters referred to in the following sentence, any Order applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect with respect to Parent or Sub or prevent or materially delay the ability of Parent or Sub to consummate the transactions contemplated by this Agreement or perform their respective obligations hereunder. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other third party is required by or with respect to Parent or Sub for the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent or Sub of the transactions contemplated hereby or the performance by Parent or Sub of their obligations hereunder, except for (y) the filing of the Cayman Merger Documents with the Registrar and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (z) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to (1) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of Parent’s or Sub’s obligations hereunder or (2) have a Material Adverse Effect with respect to Parent or Sub.

(c) Litigation; Compliance with Laws. There is (A) no Litigation pending against Parent or Sub before any court or Governmental Entity, and (B) to the knowledge of Parent and Sub, no Litigation threatened or investigation or inquiry pending against Parent or Sub that would reasonably be expected to have a Material Adverse Effect with respect to Parent or Sub or prevent or materially delay the ability of Parent or Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder, nor is there any judgment, decree, citation, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or Sub which has or would reasonably be expected to have, any such effect.

(d) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

(e) Cash Resources. Parent has, and will have at and after the Effective Time of the Merger, sufficient cash resources on hand and/or through existing financing facilities for the satisfaction of all of Parent’s and Sub’s obligations under this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

Section 4.01. Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time of the Merger (except as otherwise expressly contemplated by the terms of this Agreement or as may be required in preparation for or in contemplation of the transactions contemplated by this Agreement), and except as approved by Parent, which approval shall not be unreasonably withheld, conditioned or delayed, the Company and the Subsidiaries shall act and carry on their respective businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, and others having significant business dealings with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, none of the Company or any of the Subsidiaries shall:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its shares or (B) split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares;

(ii) amend its certificate of incorporation or Memorandum of Association or similar organizational documents;

(iii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the shares or assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof;

(iv) sell, lease, exclusively license, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties or assets other than in the ordinary course of business consistent with past practice, but not to exceed $100,000 in the aggregate;

(v) (A) incur any indebtedness for borrowed money (or guarantee any such indebtedness of another person) outside of the ordinary course of business, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or guarantee any debt securities of another person or (B) make capital investments in any person in excess of $100,000 in the aggregate or make any loans or advances to any other person other than to employees in the ordinary course of business consistent with past practice;

(vi) (A) acquire or lease, or agree to acquire or lease, any assets, other than in the ordinary course of business consistent with past practice not to exceed $100,000 in the aggregate and assets acquired pursuant to clause (B), or (B) make or agree to make any capital expenditures, except in the ordinary course of business, but not to exceed $100,000 in the aggregate;

(vii) other than in connection with the transactions contemplated by this Agreement, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(viii) enter into or amend any collective bargaining agreement;

(ix) change any accounting principle used by it, except as required by GAAP;

(x) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its affiliates;

(xi) enter into any agreement with a term of more than twelve months (other than agreements with customers) that cannot be terminated on 30 days’ notice or less; or

(xii) make any distributions or payments outside its normal business practice.

(b) Other Actions. The Company, Parent and Sub shall not intentionally take any action that would reasonably be expected to materially delay or impair the ability of such party to consummate the transactions contemplated by this Agreement. The Company, Parent and Sub shall promptly advise the other party orally and in writing of any event which would reasonably be expected to cause the conditions set forth in Article VI not being satisfied; provided, however, that no such notice shall affect the representations, warranties, covenants and agreements of the parties or the conditions to their obligations hereunder.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01. Access to Information; Confidentiality.

(a) The Company shall, and shall cause its respective officers, employees, counsel, financial advisors and other representatives to, afford to Parent and its representatives reasonable access during normal business hours, during the period prior to the Effective Time of the Merger, to its properties (leased and owned), assets, books, contracts, commitments, personnel, customers and records, and, during such period, the Company shall, and shall cause its respective officers, employees and representatives to, furnish promptly to Parent all reasonable information held by such person concerning its business, properties, financial condition, operations and personnel as Parent may from time to time reasonably request and in each case in such a manner so as not to unreasonably interfere with the normal business operations of the Company. Parent will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives to hold, any nonpublic information in confidence, and to abide by the confidentiality provisions and restrictions on use set forth in the Confidentiality Agreement referred to in paragraph (c) below.

(b) No investigation pursuant to this Section 5.01 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

(c) Notwithstanding any obligations of the parties hereto, the parties agree to be bound until the Closing Date by the terms of the Confidentiality Agreement, dated as of December 4, 2014, between Parent, ecVision U.S. and the Company.

Section 5.02. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (a) obtaining all consents, approvals, waivers, licenses, permits or authorizations as are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any “put” right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties in connection with the transactions contemplated by this Agreement, (b) defending or settling any lawsuits or other proceedings challenging this Agreement and (c) accepting and delivering additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.03. Public Announcements. Prior to the Effective Time of the Merger, neither the Company, on the one hand, nor Parent or Sub, on the other hand, will issue any press release or public statement with respect to the transactions contemplated by this Agreement, including the Merger, without the other party’s prior written consent (such consent not to be unreasonably withheld or delayed), except as may be required by applicable law or court process; provided, further, that (i) Parent shall have the right to disclose the terms of this transaction and file a copy of this Agreement in connection with any of its securities filings and (ii) the Shareholders shall have the right to disclose the terms of this transaction to their accountants and tax advisors. In addition to the foregoing, Parent, Sub and the Company will, if practicable under the circumstances, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions that may be required by the exception in the preceding sentence.

Section 5.04. No Solicitation. In consideration of the substantial expenditures of time, effort and expense already undertaken and to be undertaken by Parent and Sub in connection with the proposed transaction, the Company agrees that, until 30 days following execution of this Agreement, the Company shall not, nor shall it permit any of its affiliates, directors, officers, employees, agents or representatives to, directly or indirectly, (a) sell, offer or agree to sell the Company’s business, by sale of shares or assets, merger or otherwise (an “Acquisition Transaction”) other than to Sub or Parent, (b) solicit or initiate the submission of any proposal for an Acquisition Transaction other than from Sub or Parent, or (c) participate in any discussions or negotiations with, or furnish any information concerning its business to, any corporation, person or other entity other than Sub or Parent in connection with a possible Acquisition Transaction. The Company shall promptly notify Parent upon receiving any inquiry, indication of interest or offer with respect to any Acquisition Transaction or potential Acquisition Transaction. Upon execution of this Agreement, the Company, including its directors, employees, shareholders, advisors and investment bankers, will immediately cease all correspondence and negotiation with all other interested buyers and work in good faith with Sub and Parent exclusively towards the Closing.

Section 5.05. Employee Matters.

(a) At the Effective Time of the Merger, Parent or the Surviving Company, as applicable, shall provide compensation levels and employee benefits to employees of the Company and the Subsidiaries who become employees of Parent or the Surviving Company as a result of the consummation of the transactions contemplated herein (“Company Employees”) that are substantially comparable, in the aggregate, to the compensation levels and employee benefits provided to such Company Employee’s immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contained herein shall obligate Parent or the Surviving Company to maintain any particular type of employee benefit plan and nothing herein shall limit or restrict the right of Parent or the Surviving Company to (i) amend or terminate any employee benefit plans under which Company Employees are covered, or (ii) subject to the agreements set forth in Appendix A, terminate the employment of any Company Employee or modify the terms and conditions of employment (including the compensation level) of any Company Employee. Except to the extent otherwise provided in an employment agreement between a Company Employee and Parent or the Surviving Company (including any employment agreement assumed by the Surviving Company as a result of the consummation of the transactions contemplated herein), all Company Employees located in the U.S. or in Hong Kong will be at-will employees and nothing herein shall be construed as providing any Company Employee with any right to continued employment with Parent or the Surviving Company.

(b) With respect to any welfare benefits plans maintained by Parent or the Surviving Company in which Company Employees become eligible to participate on or after the Effective Time of the Merger, Parent and the Surviving Company shall take all actions necessary to (i) waive any applicable pre-existing condition exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements solely with respect to Company Employees who participated in an analogous Company Plan immediately prior to the Effective Time of the Merger; (ii) provide, or cause to be provided to, each such Company Employee and their beneficiaries credit for any co-payments, out-of-pocket expenses and deductibles paid (to the same extent such credit was given under the analogous Company Plan prior to the Effective Time of the Merger) in satisfying any applicable deductible, co-payment or out-of-pocket requirements in respect of the plan year in which the Closing occurs, and (iii) recognize, or cause to be recognized, service prior to the Effective Time of the Merger with the Company and any of the Subsidiaries for purposes of eligibility and vesting (but not for purposes of benefit accrual) under any other benefit plan (including any vacation and paid time off arrangements) to the same extent such service was recognized under any similar Company Plan in which such Company Employee participated immediately prior to the Effective Time of the Merger.

(c) Immediately prior to the Effective Time of the Merger, the Company shall terminate or cause to be terminated each tax-qualified defined contribution retirement plan sponsored by the Company or any of the Subsidiaries.

(d) Except as set forth in Section 9.06, no provision of this Agreement, including but not limited to this Section 5.05, shall confer any rights or remedies on any person (including, but not limited to, a Company Employee or any Company Employee’s beneficiary) other than the parties hereto and their permitted assigns.

Section 5.06. Post-Closing Tax Matters.

(a) Post-Closing Tax Returns. The Surviving Company shall properly and accurately prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return required to be filed by or on behalf of the Company and the Subsidiaries after the Effective Time of the Merger for a taxable period beginning on or before the Effective Time of the Merger, and shall cause the Company and the Subsidiaries to pay all Taxes shown as due thereon or otherwise required to be paid after the Effective Time of the Merger, subject to indemnification rights provided by Section 8.03; provided, however, that no indemnification claim under Section 8.03 may be made by an Indemnified Person for any part of the Tax liability shown as due on any such Tax Return unless (i) such Tax Return is prepared consistently with reasonable past practices, and (ii) a copy of such Tax Return has been provided to the Shareholders’ Representative not less than 30 days before filing of such Tax Return.

(b) Tax Elections; Amended Returns. Except consistently with an audit resolved pursuant to Section 5.06(c), neither the Surviving Company nor its affiliates (including the Company and the Subsidiaries after the Merger) may amend a Tax Return of the Company, file or amend any Tax election of the Company, or take any action that would reasonably be expected to increase the Shareholders’ indemnity obligations pursuant to this Agreement or the Shareholder’s Tax liability, in each case, with respect to a taxable period beginning on or before the Effective Time of the Merger without the consent of the Shareholders’ Representative, which consent shall not be unreasonably withheld or delayed. Parent may make an election with respect to the acquisition of the Company pursuant to Section 338(g) or Section 336 of the Code. If Parent makes or causes any such election under section 338(g) or section 336, Parent shall reimburse the Shareholders or their limited partners who are subject to U.S Tax for the Taxes they incur as a result of such election, provided that Ng delivers to Parent within 90 days of the Effective Time of the Merger a determination by Ernst & Young LLP (“EY”) that the Company or any of the Subsidiaries are controlled foreign corporations or passive foreign investment companies for U.S. tax purposes and an estimate of the Tax costs each such Shareholder will incur as a result of such election. Parent shall pay such reimbursement to a Shareholder only to the extent that such Shareholder reports on his or her 2015 Tax Returns income in accordance with the EY conclusion and estimate provided to Parent. Parent shall pay the reimbursements provided for in this section not later than 5 business days before the due dates of such Tax Returns.

(c) Tax Proceedings. If the Surviving Company receives any written notice (or to the knowledge of Parent or the Surviving Company there is any other notification by a Governmental Entity) of a pending or threatened Tax audit, assessment, or adjustment against or with respect to Tax liabilities of the Company or the Subsidiaries which may give rise to Damages subject to indemnification under Section 8.03, the Surviving Company shall promptly notify the Shareholders’ Representative within five (5) business days of the receipt of such notice. The Surviving Company agrees to (i) consult with the Shareholders’ Representative and to keep the Shareholders’ Representative informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of an Indemnified Person or a shareholder of the Company (including pursuant to indemnity obligations hereunder), (ii) allow the Shareholders’ Representative to fully participate at its own expense (on behalf of the Shareholders) in such audit or proceeding, and (iii) to the extent that such audit or proceeding affects a liability of an Indemnified Person or a shareholder of the Company (including pursuant to indemnity obligations hereunder), not settle such audit or proceeding without the Shareholders’ Representative’s consent, which consent shall not be unreasonably conditioned, withheld, or delayed.

(d) Cooperation, Access to Information, and Record Retention. The Shareholders’ Representative and the Surviving Company shall cooperate, and shall cause their representatives and affiliates to cooperate, as and to the extent reasonably requested, in connection with the preparation, filing and review of Tax Returns as provided herein and any audit, litigation or other proceeding with respect to Taxes and with respect to any tax returns required to be filed by any person who, immediately prior to the Effective Time of the Merger, is a direct or indirect shareholder of the Company with respect to the taxable year of the Company that includes the closing date. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Surviving Company shall (i) retain all books and records with respect to Taxes of the Company and its subsidiaries (including Tax Returns) in its possession relating to any taxable period beginning before the Effective Time of the Merger until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and thereafter until resolution of any Tax proceeding then pending with respect to such taxable periods as of such expiration date, (ii) shall provide copies of all such books and records to the Shareholders’ Representative promptly upon receiving a written request therefor, and (iii) give the Shareholders’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Shareholders’ Representative so requests, allow the Shareholders’ Representative to take possession of such books and records.

(e) Tax Certificates, Etc.. The parties hereto agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that would otherwise be imposed on the Company and its subsidiaries with respect to taxable periods beginning before the Effective Time of the Merger.

(f) Characterization of Indemnity Payments. Any payment made under Section 8.03 shall be treated as an adjustment to the Merger Consideration, to the extent it may be reasonably so treated for Tax purposes.

(g) Certain Tax Reporting. The parties agree to treat for all Tax and accounting purposes the consideration paid by Parent to the Shareholders pursuant to this Agreement as consideration paid for the Shareholders’ ownership interests in the Company.

Section 5.07. Operation of Business Following the Closing. Parent agrees to operate the sales and account management functions of the Company in accordance with the provisions set forth in Appendix A attached hereto from the Closing through the New Year Period.

Section 5.08. Indemnification of Certain Parties. For a period of six years following the Closing, Parent shall cause the Surviving Company to maintain (or cause to be maintained) in effect either (i) the current policy of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Closing or (ii) a run-off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within six years after the Closing. Such policies or endorsements shall name as insureds thereunder all present directors and officers of the Company and its subsidiaries named under the Company’s existing directors’ and officers’ liability insurance in effect immediately prior to the Closing (the “Company Indemnified Parties”); provided, however, that Parent and the Surviving Company shall not be required to pay any premium for such directors’ and officers’ liability insurance policy in order to satisfy its obligations under this Section 5.08 (it being understood that the Company shall be responsible to pay said premium prior to Closing). The provisions of this Section 5.08 shall survive the consummation of the transactions contemplated by this Agreement and are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and their successors, assigns and heirs. This Section 5.08 may not be amended, altered or repealed after Closing without the prior written consent of the affected Company Indemnified Party.

Section 5.09. Merger Consideration. Effective as of Closing, the Shareholders waive any claims and rights pursuant to the Memorandum of Association or otherwise by reason of, in connection with or resulting from the transactions contemplated by this Agreement and unconditionally and irrevocably agree to accept in lieu thereof payment of their respective portions of the Merger Consideration according to the allocations set out herein.

Section 5.10. Share Transfer. As soon as reasonably practicable following the Closing and in no event later than forty-five (45) days following the Closing (the “Deadline”), Ng shall transfer (i) all shares of ecVision Hong Kong I and ecVision Hong Kong II owned by Ng as of the Closing to the Surviving Company, and (ii) all shares of ecVision Japan owned by Ng as of the Closing to ecVision Hong Kong II, in each case without consideration. Any tax and expenses incurred as result of said transfers of shares shall wholly borne by Ng. In the event of any regulatory delays or timeframes which would delay closing of such transfer of shares, the Surviving Company at its discretion may extend the Deadline.

Section 5.11. Termination of Agreement. Effective as of the Closing, any agreements between any Shareholder and the Company shall be terminated and shall be of no force or effect, other any agreements relating to the employment of Ng.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party under this Agreement and the Companies Law to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been duly obtained.

(b) Cayman Merger Documents. The Cayman Merger Documents shall have been signed by a director of the Company and of the Sub, respectively, and delivered to Parent.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties hereto shall use their best efforts to have any such injunction, order, restraint or prohibition vacated.

(d) No Litigation. There shall not be pending by any Governmental Entity any suit, action or proceeding challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from the Company, Parent, Sub or any of their affiliates any damages that could reasonably be expected to have a Material Adverse Effect with respect to the Company.

Section 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and also shall be true and correct in all material respects as of the Closing Date, with the same effect as if such representations and warranties had been made on and as of such Closing Date, except that any representations and warranties made by the Company that by their terms are subject to “materiality,” “material adverse effect” or similar qualifier or exception, shall be true and correct in all respects as of the Closing Date with the same effect as if such representations and warranties had been made on and as of such date. Parent shall have received certificates signed on behalf of the Company by an authorized officer of the Company to the effect set forth in this paragraph.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received certificates signed on behalf of the Company by an authorized officer of the Company to the effect set forth in this paragraph.

(c) Consents, etc.. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of (i) any United States federal or state governmental authorities or (ii) any other governmental authorities or third parties, including Company Shareholder Approval, have been obtained and are in effect, the failure of which to make or obtain would (1) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of the Company’s obligations hereunder or (2) have a Material Adverse Effect with respect to the Company.

(d) Good Standing. Parent shall have received a certificate issued by the Registrar evidencing the good standing of the Company in such jurisdiction as of a date not more than 10 days prior to the Closing Date.

(e) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Secretary of the Company as to the incumbency of officers executing this Agreement and the certificates set forth in paragraphs (a) and (b) above and that attached thereto is a true and complete copy of all resolutions adopted by the board of directors and shareholders of the Company authorizing the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to Parent.

(f) Dissenting Shares. The holders of not more than 5% of the Company Shares, on a Common Share equivalent basis, shall have demanded payment for their Company Common Shares pursuant to Section 238 of the Companies Law.

(g) Termination of Agreements. The Amended and Restated Shareholders’ Agreement, dated August 17, 2000, by and among certain shareholders of the Company, shall be terminated and of no further force and effect as of the Effective Time of the Merger.

(h) Share Options. At the Effective Time of the Merger, each Share Option which is outstanding immediately prior to the Effective Time of the Merger shall be automatically cancelled or otherwise terminated.

(i) Employment Letters. Thomas Ng shall have executed and delivered an employment offer letter and agreement (which contains invention assignment, non-competition and non-solicitation provisions) with the Surviving Company, a Subsidiary or Parent (as designated by Parent).

(j) Waiver of Liquidation Rights. The waiver by each holder of Series A Preferred Shares and Series B Preferred Shares of any rights to receive a liquidation distribution pursuant to the Memorandum of Association by reason of the transactions contemplated hereby shall have been delivered by the Company to Parent.

Section 6.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and also shall be true and correct in all material respects as of the Closing Date, with the same effect as if such representations and warranties had been made on and as of such Closing Date, except that any representations and warranties made by Parent or Sub that by their terms are subject to “materiality,” “material adverse effect” or similar qualifier or exception, shall be true and correct in all respects as of the Closing Date with the same effect as if such representations and warranties had been made on and as of such date. The Company shall have received a certificate signed on behalf of Parent and Sub by an authorized officer of Parent and Sub to the effect set forth in this paragraph.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of Parent and Sub by an authorized officer of Parent and Sub to the effect set forth in this paragraph.

(c) Consents, etc.. The Company shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of (i) any United States federal or state governmental authorities or (ii) any other governmental authorities or third parties, including Company Shareholder Approval, have been obtained and are in effect, the failure of which to make or obtain, individually or in the aggregate, would (1) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of obligations of Parent or Sub hereunder or (2) have a Material Adverse Effect with respect to Parent or Sub.

(d) Secretary’s Certificate. Each of Parent and Sub shall have delivered to the Company a certificate of the Secretary of each of Parent and Sub as to the incumbency of officers executing this Agreement and the certificates set forth in paragraphs (a) and (b) above and that attached thereto is a true and complete copy of all resolutions adopted by the board of directors and shareholders of Parent and Sub authorizing the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to the Company.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01. Termination. This Agreement may be terminated and abandoned at any time prior to the Closing, whether before or after the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company; or

(b) by either Sub, Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(c) by either Sub, Parent or the Company if the Closing shall not have been consummated on or before March 2, 2015 (and the failure to consummate shall not be due to the fault or condition of the party seeking to terminate).

Section 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company, Parent or Sub as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Sub, Parent or the Company, or their respective officers and directors other than liability for any material breach of this Agreement (other than a breach of representations and warranties hereunder) occurring prior to such termination or liability resulting from a purported termination of this Agreement other than in accordance with Section 7.01, and other than the agreements set forth in Section 5.01 with respect to confidentiality obligations and Section 9.12 with respect to expenses, all of which shall survive termination.

Section 7.03. Amendment. This Agreement and the Plan of Merger may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders; provided further, however, that after the Effective Time of the Merger any amendment shall require the consent of the Shareholders’ Representative. Neither this Agreement nor the Plan of Merger may be amended except in accordance with this Section 7.03 by an instrument in writing signed on behalf of each of the parties.

Section 7.04. Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. No such waivers on behalf of Sub, the Company or Parent shall constitute a waiver of any indemnification rights under Section 8.03 of this Agreement.

ARTICLE VIII

ESCROW AND INDEMNIFICATION

Section 8.01. Survival of Representations and Warranties. All covenants to be performed prior to the Closing Date, and all representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, shall survive the consummation of the Merger and continue until fifteen (15) months after the Closing Date (the “Escrow Termination Date”); provided that if any claims for indemnification have been asserted with respect to any such representations, warranties or covenants prior to the Escrow Termination Date, such claims shall continue in effect until final resolution thereof, and provided further that representations and warranties set forth in Sections 3.01(a) (Organization, Standing and Corporate Power), 3.01(c) (Capitalization) and 3.01(d) (Authority) (the “Fundamental Representations”); 3.01(i) (Taxes) (the “Tax Representation”); and 3.01(r) (Intellectual Property) (the “Intellectual Property Representation”); and Fraud shall survive until thirty (30) days after expiration of all applicable statutes of limitations relating to such matters (but not more than six (6) years from the Closing Date). All covenants to be performed after the Closing Date shall survive until such covenants are performed.

Section 8.02. Escrow Fund. At the Closing, the Escrow Amount shall be deposited by Parent with Citibank, N.A., as escrow agent (the “Escrow Agent”), such deposit to constitute the escrow fund (the “Escrow Fund”) and to be governed by the terms set forth herein and in the Escrow Agreement substantially in the form attached hereto as Exhibit E (the “Escrow Agreement”). In the event that any Damages (as defined below) arise, the indemnification obligations of the Indemnifying Persons (as defined below) under this Article VIII shall constitute the sole and exclusive rights, claims and remedies of all Indemnified Persons (as defined below) under this Agreement against the Indemnifying Persons (other than with respect to equitable remedies or in the case of Fraud). Additionally, the aggregate of the sum of all indemnification obligations of the Indemnifying Persons under Section 8.03(i) shall be limited to an amount equal to the Escrow Fund (other than with respect to the Fundamental

Representations, the Tax Representation and the Intellectual Property Representation, which shall be subject to the limitations set forth below), or in the case of Fraud, which shall not be subject to any claim limits as to the individual who committed such Fraud.

Section 8.03. Indemnification. From and after the Closing Date, the holders of the Company Shares and Optionholders (the “Indemnifying Persons”) as of immediately prior to the Closing Date shall, severally but not jointly in accordance with their Pro Rata Indemnification Percentage, protect, defend, indemnify and hold harmless Surviving Company and Parent and their respective affiliates, officers, directors, employees, and agents (each an “Indemnified Person” and collectively “Indemnified Persons”) from and against any and all losses, costs, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”), that any of the Indemnified Persons incurs by reason of or arising out of (i) any breach of any of the representations or warranties of the Company contained in this Agreement including any exhibits or schedules attached hereto or any other document required to be delivered by the Company at Closing, (ii) any breach of any of the covenants or agreements of the Company contained in this Agreement including any exhibits or schedules attached hereto or any other document required to be delivered by the Company at Closing, (iii) any liability of the Company or the Subsidiaries in respect of broker fees or commissions based on arrangements made by them, (iv) any liability of the Company, the Subsidiaries, the Surviving Company or Parent in respect of Transaction Expenses, (v) any claim by any person seeking to assert or based upon rights to ownership of any share options of the Company or the Subsidiary, or (vi) as a result of the demand for payment by any Shareholder under Section 238 of the Companies Law to the extent of any payment to such Shareholder in excess of the applicable Merger Consideration that would have been paid to such Shareholder pursuant to the terms hereof if such Shareholder had not exercised any rights under Section 238 of the Companies Law. In connection with any exercise by any Indemnified Person of its rights hereunder, it shall be entitled to make all claims for indemnification through, and deal exclusively with, the Shareholders’ Representative, and the Shareholders’ Representative shall be entitled to deal exclusively with Parent. No claim for indemnification may be made by any Indemnified Person in respect of breaches of representations and warranties (other than the Fundamental Representations, the Tax Representation, the Intellectual Property Representation and Fraud)) unless and until the aggregate amount of the Damages with respect to all such indemnification claims exceeds $300,000, at which point Indemnified Persons may recover all such Damages, including the first $300,000 thereof.

Section 8.04. Indemnity Limitations.

(a) The right of the Indemnified Parties to be indemnified pursuant to this ARTICLE VIII shall be capped at the Escrow Amount with respect to any breach of any representation or warranty of the Company set forth in this Agreement, other than with respect to (i) the Tax Representation, which shall be capped at $9,100,000; (ii) the Intellectual Property Representation, which shall be capped at $17,625,000, (iii) the Fundamental Representations, which shall be capped at the total amount of the Merger Consideration paid to Shareholders pursuant to this Agreement; (iv) claims under Sections 8.03(ii)-(vi), which shall be capped at the total amount of the Merger Consideration paid to Shareholders pursuant to this Agreement and (v) Fraud, which shall be uncapped against the person who committed such Fraud. Other than in the case of Fraud, in no event shall any Shareholder be liable for Damages in excess of the amount of Merger Consideration actually received by such Shareholder pursuant to this Agreement, or in excess of such Shareholder’s Pro Rata Indemnification Percentage of any indemnifiable Damages.

(b) The Indemnified Persons shall recover any amounts payable pursuant to the indemnification provisions of this Agreement (A) first from the Escrow Fund and then (B) if the Escrow Fund has been exhausted, by exercising the right of set-off described in Section 8.07 and (C) if the Escrow Fund has been exhausted and the right of set-off is insufficient to compensate the Indemnified Persons for such Damages, then from the applicable Indemnifying Shareholder or Indemnifying Shareholders (in all cases subject to the limitations set forth in this Agreement).

(c) Notwithstanding any provision contained herein to the contrary, the representations and warranties contained in this Agreement shall not be affected by any investigation, verification or examination by any party or by anyone on behalf of such party.

(d) Damages for which indemnification is provided pursuant to Section 8.03 of this Agreement shall be net of any amounts that may be recovered by the Indemnified Person under any insurance policy with respect to such Damages and shall be adjusted to take account the net present value of any Tax benefit and any Tax cost of the Indemnified Person which may arise from the incurrence of or payment for any such Damages. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Person shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of any indemnified Damage.

(e) Upon making any payment to an Indemnified Person for any indemnification claim under Section 8.03 of this Agreement, the Indemnifying Person shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person may have against any other parties with respect to the subject matter underlying such indemnification claim.

(f) Damages to be paid pursuant to this Article VIII shall not include punitive damages except to the extent such damages are actually paid to a third party.

(g) Promptly after any Indemnified Person becomes aware of any event or circumstance that could reasonably be expected to constitute or give rise to any right to indemnification pursuant to this Article VIII, such Indemnified Person shall take all commercially reasonable steps to mitigate all Damages that may result from such breach.

Section 8.05. Disposition and Method of Asserting Claims

(a) Normal Distributions of Escrow Amount.

(i) The Parent and the Shareholders’ Representative may at any time jointly deliver to the Escrow Agent a certificate in substantially the form attached to the Escrow Agreement (each, a “Joint Release Notice”) instructing the Escrow Agent to distribute all or a portion of the Escrow Amount, executed by each of the Shareholders’ Representative and the Parent as evidenced by the signatures of one of the persons listed as such party’s authorized representatives (each such person, an “Authorized Representative”). Within three (3) business days after the date on which the Escrow Agent receives an executed Joint Release Notice, the Escrow Agent shall disburse the portion of the Escrow Amount set forth in the Joint Release Notice to the persons or accounts designated on such Joint Release Notice.

(ii) In the event that Parent determines that any amount is payable to it pursuant to this Article VIII and is making a claim thereunder, Parent may deliver written notice to the Escrow Agent and the Shareholders’ Representative (each a “Parent Release Notice”) (i) stating that an Indemnified Person has incurred or paid or reasonably anticipates that it may incur or pay Damages (or that with respect to any Tax matters, reasonably anticipates that any Governmental Entity may raise such matter in audit of Parent or its subsidiaries, which would give rise to Damages), (ii) specifying in reasonable detail (based upon the information then possessed by Parent) the nature of the claim to which such Damages are related, and (iii) requesting that the Escrow Agent distribute all or a portion of the Escrow Amount to Parent or a third-party designated by Parent, as the case may be, in satisfaction of such claim and setting forth the amount requested to be released and emailing a copy of any required notice of claim (with a copy sent to the Escrow Agent) required under this Agreement (the “Distribution Request Amount”). Parent may update any Parent Release Notice from time to time to reflect any changes in the actual or estimated amount of Damages set forth therein or the other information contained therein, by delivery of such updated Parent Release Notice to the Shareholders’ Representative and the Escrow Agent. If, within thirty (30) calendar days after the date on which the Escrow Agent and the Shareholders’ Representative receive such Parent Release Notice (the “Representative Review Period”), Parent and the Escrow Agent have not received from the Shareholders’ Representative a notification stating that the Shareholders’ Representative disputes all or a portion of the matters or amounts (a “Disputed Claim”) described in the Parent Release Notice (the “Dispute Notice”), then, on the next business day following the last day of the Representative Review Period, the Escrow Agent shall disburse to Parent or to a third-party designated by Parent the Distribution Request Amount. If the Escrow Agent receives a Dispute Notice within the Representative Review Period, then Section 8.05(b) hereof shall apply.

(b) Disputed Distributions of Escrow Amount.

(i) If a Dispute Notice is delivered by the Shareholders’ Representative within the Representative Review Period, then for the thirty (30) calendar day period immediately following the date of such notice, Parent and the Shareholders’ Representative shall attempt in good faith to settle the Disputed Claim by consultation and negotiation with each other before taking any other action. The Escrow Agent shall be under no duty to institute or defend any proceedings in the prosecution of any Disputed Claim and none of the costs and expenses of any such proceedings shall be borne by the Escrow Agent.

(ii) If a Dispute Notice is delivered by the Shareholders’ Representative within the Representative Review Period, then the Escrow Agent shall, upon receipt of the Dispute Notice distribute the amount not in dispute to Parent and retain the amount (the “Disputed Amount”) set forth in the related Parent Release Notice until the earlier to occur of the following: (A) the Shareholders’ Representative and Parent jointly direct the disbursement of the Disputed Amount or any portion thereof by delivering a Joint Release Notice to the Escrow Agent or (B) the Escrow Agent receives a certified copy of a final non-appealable judgment of a court of competent jurisdiction (a “Judgment”) awarding the Disputed Amount or any portion thereof to Parent or the Shareholders’ Representative, as the case may be; provided that only the amount awarded to Parent shall be distributed, and any amount which was previously part of the Distribution Request Amount which is not distributed to Parent shall be considered Escrow Amount; except, that if any amounts not distributed to Parent would have, but for being Disputed Amounts, previously been distributed to the Indemnifying Persons by Parent, then such amounts shall be distributed immediately to the Parent for the benefit of the Indemnifying Persons and Parent shall promptly distribute such amounts to the Indemnifying Persons in accordance with their Pro Rata Percentages, as set forth in a written notice from the Shareholders’ Representative to Parent which shall include the specific amounts to be distributed to each Indemnifying Person and payment and any update to the wire instructions previously held by Parent for each such Indemnifying Person; it being understood that Parent shall have no responsibility with regard to said payments in the event the Shareholders’ Representative fails to provide reasonable notice to Parent, or if said notice is incorrect or the payment or wire instructions are not accurate. The Escrow Agent shall be entitled to receive and may conclusively rely upon an opinion of counsel to the presenting party to the effect that a judgment is final and non-appealable and from a court of competent jurisdiction for purposes of this Section 8.05(b) and Section 8.05(c). Upon receipt of such Joint Release Notice or on the tenth (10th) business day after receipt of such Judgment, the Escrow Agent shall disburse the Disputed Amount or any portion thereof as required by such Joint Release Notice or Judgment, as the case may be. Any Judgment presented to the Escrow Agent by either Party shall contain a cover letter signed by an Authorized Representative for such Party and shall contain appropriate payment instructions to be utilized by the Escrow Agent.

(c) Scheduled Distributions of Escrow Fund.

(i) On the Escrow Termination Date, the Escrow Agent shall distribute to the Parent for the benefit of the Indemnifying Persons the entire remaining amount of the Escrow Fund less (A) the aggregate of all remaining Disputed Amounts as of the Escrow Termination Date and (B) any Distribution Request Amount that is still subject to the Representative Review Period (the sum of (A) and (B) being the “Pending Disbursement Amount”), and Parent shall promptly distribute to the Indemnifying Persons the Pending Disbursement Amount in accordance with each Indemnifying Person’s Pro Rata Percentage, as set forth in a written notice from the Shareholders’ Representative to Parent which shall include the specific amounts to be distributed to each Indemnifying Person and payment and any update to the wire instructions previously held by Parent for each such Indemnifying Person; it being understood that Parent shall have no responsibility with regard to said payments in the event the Shareholders’ Representative fails to provide reasonable notice to Parent, or if said notice is incorrect or the payment or wire instructions are not accurate.

(ii) The Pending Disbursement Amount shall be held by the Escrow Agent in accordance with the terms of this Agreement until the earlier to occur of the following: (A) in the case of any amount set forth in Section 8.05(c)(i)(B), the expiration of the Representative Review Period, at which point it (or any portion thereof) shall become a Disputed Amount and thus included in the Pending Disbursement Amount or released in accordance with Section 8.05(b)(ii); or (B) in the case of any amount set forth in Section 8.05(c)(i)(A), (1) the Shareholders’ Representative and Parent jointly direct the disbursement of the Disputed Amount or any portion thereof by delivering a Joint Release Notice to the Escrow Agent or (2) the Escrow Agent receives a certified copy of a final non-appealable Judgment from a court of competent jurisdiction awarding the Disputed Amount or any portion thereof to Parent or the Shareholders’ Representative, on behalf of the Indemnifying Persons. The Escrow Agent shall deliver a copy of the Judgment to the Shareholders’ Representative and Parent. Upon receipt of such Joint Release Notice or on the tenth (10th) business day after receipt of such Judgment, the Escrow Agent shall disburse in immediately available funds the disputed Disbursement Amount or any portion thereof as required by such Joint Release Notice or Judgment, as the case may be.

Section 8.06. Shareholders’ Representative; Power of Attorney.

(a) The Shareholders, by virtue of their approval of the Merger and of this Agreement, effective upon the Closing, hereby appoint Fortis Advisors LLC as their agent and attorney-in-fact to act as the “Shareholders’ Representative” for each such party for and on behalf of such parties, to give and receive notices and communications hereunder on behalf of such parties, to enter into and perform the Escrow Agreement, to authorize delivery to the Surviving Company and Parent of cash from the Escrow Fund in satisfaction of claims by the Surviving Company and Parent or any other Indemnified Person, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing. Notwithstanding the foregoing, the Shareholders’ Representative shall have no obligation to act on behalf of the Shareholders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Shareholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Shareholders’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Shareholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Shareholder of the whole or any fraction of his, her or its interest in the Escrow Fund.

(b) Such agency may be changed by the Shareholders from time to time upon not less than thirty (30) days prior written notice by the Shareholders’ Representative to Parent; provided that the Shareholders’ Representative may not be removed unless holders of a 60% voting interest of the Company Shares as of immediately prior to the Closing Date agree to such removal and to the identity of the substituted agent. Any vacancy in the position of Shareholders’ Representative may be filled by approval of the holders of a 60% voting interest of the Company Shares as of immediately prior to the Closing Date. Each such successor Shareholders’ Representative shall have all the power, authority, rights and privileges hereby conferred upon the original Shareholders’ Representative, and the term “Shareholders’ Representative” as used herein shall be deemed to include such successor Shareholders’ Representative. No bond shall be required of the Shareholders’ Representative. Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from each of the holders of the Company Shares.

(c) Certain Shareholders have entered into an engagement agreement with the Shareholders’ Representative to provide direction to the Shareholders’ Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Shareholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Shareholders’ Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Shareholders’ Representative Group”) shall be liable to Shareholders for any act done or omitted hereunder as Shareholders’ Representative unless not acting in good faith and such actions constitute gross negligence or willful misconduct. The holders of the Company Shares shall severally on a pro rata basis (based on their respective voting interests immediately prior to the Closing Date) indemnify the Shareholders’ Representative and defend and hold the Shareholders’ Representative Group harmless against any loss, liability, claim, damage, fee, cost, fine, amount paid in settlement, judgment or expense incurred without gross negligence or willful misconduct on the part of the Shareholders’ Representative and arising out of or in connection with the acceptance or administration of the Shareholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other skilled professionals retained by the Shareholders’ Representative and in connection with seeking recovery from insurers. Accordingly, the Shareholders’ Representative shall not incur any such liability to Shareholders with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Shareholders’ Representative hereunder; or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, the Escrow Agreement, not only as to its due execution and to the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which the Shareholders’ Representative shall in good faith believe to be genuine, to have been signed or presented by the purported proper person or persons and to conform with the provisions of this Agreement, the Escrow Agreement. Any Shareholders’ Representative expenses may be recovered first, from the Reserve Amount, second, from any distribution of the Escrow Fund otherwise distributable to the Shareholders at the time of distribution, and third, directly from the Shareholders. The Shareholders acknowledge that the Shareholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties. The limitation of liability provisions of this Section and the immunities and rights to indemnification shall survive the Closing and/or any termination of this Agreement and the Escrow Agreement and the resignation or removal of the Shareholders’ Representative or any member of the Advisory Group.

(d) A decision, act, consent or instruction of the Shareholders’ Representative shall constitute a decision of all the Shareholders and shall be final, binding and conclusive upon each of the Shareholders and such Shareholder’s successors as if expressly confirmed and ratified in writing by such Shareholder, and each Shareholder waives any and all defenses which may be available to contest, negate or disaffirm the action of the Shareholders’ Representative taken in good faith under this Agreement or the Escrow Agreement. The Escrow Agent, the Surviving Company and Parent may rely upon any such decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of every such shareholder of the Company. The Escrow Agent, the Surviving Company and Parent are hereby relieved from any liability to any Shareholder for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders’ Representative.

Section 8.07. Set-Off. To the extent that an Indemnified Person is entitled to be indemnified pursuant to this Section 8, and subject to the procedures and limitations on liability set forth herein, an Indemnified Person shall be entitled to set-off the full amount of indemnifiable Damages suffered by such Indemnified Person against any amounts then owing and any future amounts that may become due and owed to the Shareholders pursuant to Section 2 until such time as the full amount of such indemnifiable Damages is satisfied.

Section 8.08. Third-Party Claims. In the event that Parent becomes aware of a third-party suit, proceeding, claim, audit, review, arbitration or, to the Company’s knowledge, investigation of any nature which constitutes a matter for which either (a) an Indemnified Person is entitled to indemnification under Article VIII or (b) if determined adversely to Parent or any other Indemnified Person, would provide a basis for a claim for indemnification under Article VIII (each such claim, a “Third Party Claim”), Parent shall have the right to conduct the defense of and to settle or resolve any such claim. The Shareholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the Third Party Claim or settlement negotiations with respect to the Third Party Claim. However, except with the consent of the Shareholders’ Representative, which shall not be unreasonably withheld, conditioned or delayed, the amount paid in the settlement or resolution of any such claim to the third-party claimant shall not be determinative of the existence of or amount of Damages relating to such matter. In the event that the Shareholders’ Representative has consented (or deemed to have consented) to any such settlement or resolution, neither the Shareholders’ Representative nor the Indemnifying Persons shall have any power or authority to object under Section 8.06(b) or any other provision of this Article VIII to the amount of any claim for Damages (including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals) by or on behalf of any Indemnified Person against the Escrow Fund or directly against such Indemnifying Persons for indemnity with respect to such settlement or resolution

ARTICLE IX

GENERAL PROVISIONS

Section 9.01. Remedies.

(a) The waiver on the part of any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver and shall be effective only to the extent specifically set forth in such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at applicable law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b) Except as set forth in Article VIII, all remedies, either under this Agreement or by applicable law shall be cumulative and not alternative, and any person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of this Agreement and to exercise all other rights granted by applicable law, equity or otherwise.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by facsimile or by overnight courier (providing proof of delivery) to the parties at the following addresses and facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice) provided that with respect to notices delivered to the Shareholders’ Representative, such notices must be delivered solely via facsimile or via email:

(a)	if to the Company, to:

ecVision (International) Inc.

Unit 1701-9, 17/F, Tower 1, Millennium City 1,

388 Kwun Tong Road,

Kwun Tong, Hong Kong

Facsimile: (    )     -

Attention: Thomas Ng

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA

Facsimile: (650) 849-7400

Attention: Matthew Bartus, Esq.

(b)	if to Parent or Sub, to:

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

Facsimile: (201) 935-5187

Attention: Chief Executive Officer

with a copy to:

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020

Facsimile: (212) 768-6800

Attention: Victor H. Boyajian, Esq.

                  David J. Papier, Esq.

(c)	if to the Shareholders’ Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No.: (858) 408-1843

Email address: notices@fortisrep.com

Section 9.03. Definitions. For purposes of this Agreement, the terms below when used in this Agreement shall have the following meanings:

(a) “Acquired Companies” means the Company, ecVision China, ecVision Hong Kong I, ecVision Hong Kong II, ecVision Japan and ecVision U.S.

(b) an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(c) “Aggregate Option Exercise Price” means the sum of the product (computed separately for each Share Option) of the exercise price per Company Share for such Share Option times the number of Company Shares subject to such Share Option.

(d) “Bulletin [2015] No.7” means the Bulletin regarding the Enterprise Income Tax in connection with Indirect Transfer of Assets by Nonresident Enterprises issued by the State Administration of Taxation of the People’s Republic of China on February 3, 2015

(e) “Cause” means (i) Ng’s material and willful failure to perform his duties to Parent, the Subsidiaries or any of their affiliates and which failure continues after thirty (30) days after written notice has been given to Ng; (ii) Ng’s willful misconduct or gross negligence in the performance of his duties to Parent, any Subsidiary or any of their affiliates which failure continues after thirty (30) days after written notice has been given to Ng; (iii) Ng’s conviction of, or the entry of a pleading of guilty or nolo contendere by Ng to, any crime involving deceit, dishonesty, fraud or moral turpitude, or any felony; (iv) Ng’s material and willful breach of any written agreement with Parent, any Subsidiary or any of their affiliates, which such breach is not cured within thirty (30) days after written notice has been given to Ng; (v) Ng’s material and willful breach of any written company policy in effect from time to time (including any policy relating to or prohibiting discrimination or harassment in the workplace based on race, sex, age, national origin, disability or sexual orientation), which causes (or could reasonably be anticipated to cause) material harm to Parent, any Subsidiary or any of their affiliates, and is not cured within thirty (30) days after written notice has been given to Ng; (vi) Ng’s misappropriation of any funds of Parent, any Subsidiary or any of their affiliates; (vii) Ng or any member of Ng’s immediate family makes a personal profit arising out of or in connection with a transaction to which Parent, any Subsidiary or any of their affiliates is a party without making disclosure to and obtaining the prior written consent of Parent; and (viii) Ng fails to honor a reasonable and legal directive of the Board of Directors of Parent, any Subsidiary or any of their affiliates or of any officer or employee to whom Ng reports which failure continues after thirty (30) days after written notice has been given to Ng. Notwithstanding the foregoing, a termination shall not be treated as a termination for Cause unless Parent shall have delivered a written notice to Ng stating that it intends to terminate his employment for Cause and specifying in detail the factual basis for such termination.

(f) “Certificate of Merger” means the certificate of merger with regard to the Merger issued by the Registrar pursuant to Section 233(11) of the Companies Law.

(g) “Companies Law” means the Companies Law of the Cayman Islands and any statutory modification, consolidation or re-enactment thereof for the time being in force.

(h) “Company Products” means all products currently offered for sale, sold, or licensed by the Company or any Subsidiary including, without limitation, all of the items listed in Schedule 3.01(r)(vii) of the Disclosure Schedule.

(i) “Contract” means any contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally-binding commitment, promise, undertaking, obligation, arrangement, instrument or understanding, whether written or oral.

(j) “Disability” means a condition resulting from a mental or physical injury, illness, disease or impairment that renders Ng unable to perform the essential functions of his position at Parent, any Subsidiary or their affiliates for a period of more than sixty (60) consecutive days or more than ninety (90) days in any consecutive twelve (12) month period.

(k) “Environmental Claim” means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any Subsidiary or (ii) any violation or alleged violation of any Environmental Law or Environmental Permit or (iii) otherwise relating to obligations or liabilities under any Environmental Laws.

(l) “Environmental Laws” means all applicable federal, state and local statutes, rules, regulations, ordinances, orders and decrees relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

(m) “Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for the Company and the Subsidiaries to conduct their operations and businesses on the date hereof and consistent with past practices.

(n) “Fraud” means any fraud causes of action that require as an element an intent to deceive, malice, recklessness, scienter or similar intent, but not any type of fraud cause of action based solely on negligence or similar negligence-type constructive knowledge element as the knowledge standard.

(o) “Good Reason” means Ng’s resignation or termination on account of one or more of the following events: (i) Parent, any Subsidiary or any of their affiliates reduces Ng’s annual base salary or decreases Ng’s target bonus percentage (without Ng’s prior consent), which such reduction or decrease is not cured within thirty (30) days after written notice has been given by Ng to Parent, (ii) Parent, any Subsidiary or any of their affiliates fails to pay Ng’s salary or other due and payable bonus (without Ng’s prior consent), which such failure is not cured within thirty (30) days after written notice has been given by Ng to Parent, (iii) a material diminution in any of Ng’s duties or responsibilities contained in any written offer letter between Parent, any Subsidiary or any of their affiliates and Ng, which diminution is not cured within thirty (30) days after written notice has been given by Ng to Parent, (iv) the nonvoluntary relocation by Parent, any Subsidiary or any of their affiliates of Ng to a location outside a 40-mile radius from Ng’s prior work location, without Ng’s prior written consent, except for required travel on business of Parent, any Subsidiary or any of their affiliates from time to time, or (v) any material breach by Parent of its obligations under any written employment agreement (including offer letter) with Ng or under this Agreement, which breach is not cured within thirty (30) days of Ng’s written notice to Parent.

(p) “Hazardous Materials” means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants, contaminants and all other materials, and substances regulated pursuant to any Environmental Law.

(q) “indebtedness” means, with respect to any person, without duplication, (i) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (iv) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person’s business), (v) all capitalized lease obligations of such person, (vi) all obligations of others secured by any Lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (vii) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (viii) all letters of credit issued for the account of such person and (ix) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

(r) “Indication of Interest” means that certain Indication of Interest dated January 23, 2015 between the Company and Parent.

(s) “Intellectual Property Rights” shall mean (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon,

and all patents, patent applications and patent disclosures, together with all reissues, divisionals, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with all translations, adaptations, derivations and combinations thereof, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all works of authorship, copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (iv) all mask works and all applications, registrations and renewals in connection therewith, (v) all trade secrets and confidential business information (including but not limited to ideas, research and development, discoveries, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, flowcharts, block diagrams, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (vi) all computer software (including data and related documentation), all program architectures, annotated code, source code, object code, compiled code, program logic, program flows, applications, scripts, algorithms and all notes and files relating thereto, (vii) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), (viii) all other proprietary rights, (ix) all URLs, domain names and Internet web sites that are owned by the Company or any of the Subsidiaries, and (x) all agreements, licenses, sublicenses, permissions or other contracts in connection with any of the foregoing, for each of the foregoing, throughout the world. The term “Company Intellectual Property” shall mean all Intellectual Property Rights which are owned by or licensed to the Company or any Subsidiary or used in connection with the conduct of the business of the Company or any Subsidiary as currently conducted.

(t) “knowledge” of any party means, with respect to any matter, the actual knowledge of any director or executive officer of such party or such knowledge as a reasonable person in the position of any director or executive officer of such party would reasonably be expected to obtain in the ordinary course of carrying out the duties of their position.

(u) “Lien” means any mortgage, lien, deed of trust, deed to secure debts, charge, pledge, security interest or other encumbrance.

(v) “Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company, Parent or Sub, any change, effect, event or occurrence that either is materially adverse to the business, properties, financial condition or results of operations of the Company, Parent or Sub, as the case may be, and its respective subsidiaries taken as a whole (including the Subsidiaries with regard to the Company), other than changes or effects which are or result from occurrences relating to (i) the economy in general, or the financial and capital markets or political, economic or regulatory conditions in which the business is conducted; ii) general financial, credit or capital market conditions or any changes therein; (iii) any change arising from an action taken by the Company to which Parent has consented in writing; (iv) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date hereof; (v) any changes that generally affect any of the industries in which the Company operates or participates; and (vi) any change in GAAP or any change in legal requirements (or, in each case, the interpretations thereof), in each case after the date hereof.

(w) “Memorandum of Association” means the constitutional documents of a Cayman Islands exempted company comprising its memorandum and articles of association for the time being in force.

(x) “Net Working Capital” means, as of immediately prior to the Closing, all unrestricted cash and accounts receivables less allowance for doubtful accounts (over 90 days) of the Acquired Companies minus all accounts payable, debts, loans and accrued expenses of the Acquired Companies.

(y) “Net Working Capital Adjustment Amount” means the difference between Net Working Capital and the Net Working Capital Target.

(z) “Net Working Capital Target” means $2,000,000.

(aa) “Optionholder” means the holder of Share Options (whether or not vested) that are outstanding immediately prior to the Effective Time of the Merger.

(bb) “Permitted Liens” means, collectively, with respect to any of the Company and the Subsidiaries, (A) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which are being contested in good faith by appropriate proceedings, (B) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar persons and other Liens imposed by applicable law of any Governmental Entity incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (C) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (D) any minor imperfection of title or similar Lien which are not material to the business of the Company, (E) Liens set forth in the Disclosure Schedule or (F) Liens approved by Sub in writing.

(cc) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(dd) “Plan of Merger” means the plan of merger, substantially in the form of Exhibit A, subject to any amendments or variations thereto made in accordance with Article VII of this Agreement.

(ee) “PRC” means the People’s Republic of China, excluding Hong Kong, Taiwan and Macau.

(ff) “Pro Rata Cash Closing Interest” means an amount per share of Company Shares payable pursuant to Section 2.01(a)(i) and Section 2.02(c) equal to (x) the sum of the Cash Closing Amount plus the Aggregate Option Exercise Price multiplied by (y) the percentage set forth opposite each Shareholder’s and Optionholder’s name on Schedule 2.03(c).

(gg) “Pro Rata Earn Out Interest” means an amount per share of Company Shares (including Company Shares underlying Share Options) payable pursuant to Sections 2.01(a)(ii), 2.01(a)(iii) and 2.01(c) equal to (x) the applicable Earn Out Payment multiplied by (y) the Pro Rata Percentage.

(hh) “Pro Rata Escrow Interest” means an amount per share of Company Shares (including Company Shares underlying Share Options) payable to Shareholders and Optionholders pursuant to the Escrow Agreement equal to (x) the Escrow Fund required to be distributed at any time by the Escrow Agent pursuant to the Escrow Agreement multiplied by (y) the Pro Rata Percentage.

(ii) “Pro Rata Indemnification Percentage” means, with respect to each Shareholder and each Optionholder, (a) the number of Company Shares held by such individual immediately prior to Effective Time of the Merger plus the number of Company Shares underlying all Share Options held by such individual immediately prior to the Effective Time of the Merger, divided by (b) the sum of the total number of Company Shares outstanding immediately prior to the Effective Time of the Merger plus the number of Company Shares underlying all Share Options outstanding immediately prior to the Effective Time of the Merger.

(jj) “Pro Rata Reserve Interest” means an amount per share of Company Shares (including Shares issuable upon the exercise of Share Options) payable to holders of the Company Shares and Share Options equal to (x) the Reserve Amount required to be distributed at any time by the Shareholders’ Representative multiplied by (y) the Pro Rata Percentage.

(kk) “Pro Rata Percentage” means with respect to the Company Shares and Share Options, 100% divided by the sum of the number of Company Shares outstanding immediately prior to the Effective Time of the Merger plus the number of Company Shares underlying Share Options immediately prior to the Effective Time of the Merger.

(ll) “Pro Rata Retention Payment Interest” means an amount per share of Company Shares (including Shares issuable upon the exercise of Share Options) payable pursuant to Section 2.01(a)(iii) equal to (x) the Retention Payment multiplied by (y) the percentage set forth opposite each Shareholder’s and Optionholder’s name on Schedule 2.03(c).

(mm) “Registrar” means the registrar of companies of the Cayman Islands appointed under Section 3 of the Companies Law.

(nn) a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

(oo) “Subsidiary” means each of ecVision China, ecVision Hong Kong I, ecVision Hong Kong II, ecVision Japan and ecVision U.S.

(pp) “Tax” means any federal, state, local or foreign tax, impost, levy or other charge, fee or assessment (in the nature of a tax) by any Governmental Entity, including any net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, realty transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated tax, customs duty, fee, unclaimed property or escheat amount, together with any interest and any penalty, fine, addition to tax or additional amount, imposed by any Governmental Entity or payable under any tax indemnification, tax-sharing agreement or any Contract.

(qq) “Tax Returns” means all reports and returns required to be filed with respect to Taxes, including amended returns, claims for refund and applications for loss carryback refunds.

Section 9.04. Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

Section 9.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile and/or PDF signature), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.06. Entire Agreement; Third-Party Beneficiaries. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement including, without limitation, the Indication of Interest. This Agreement is not intended to confer upon any person any rights or remedies other than (a) the parties hereto, (b) the Company Indemnified Parties pursuant to Section 5.08, and (c) and the indemnified parties pursuant to Article VIII.

Section 9.07. Governing Law. This agreement (other than Sections 1 and 2.03(a)–(e)) shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such state, and with respect to Sections 1 and 2.03(a) – (e), the laws of the Cayman Islands.

Section 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement (including, without limitation, the obligations set forth under section 2.01 hereof) will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09. Enforcement. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

Section 9.10. Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of the provision in any other jurisdiction.

Section 9.11. Exclusive Jurisdiction. Each party, and each express beneficiary as a condition to its right to enforce or defend its rights under or in connection with this Agreement, (a) agrees that any action with respect to this Agreement or the Merger shall be brought exclusively in the courts of the Court of Chancery of the State of Delaware (or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the federal courts sitting in the County of New Castle in the State of Delaware), (b) accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of those courts and (c) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action in those jurisdictions; provided, however, that any party may assert in an action in any other jurisdiction or venue each mandatory defense, third-party claim or similar claim that, if not so asserted in such action, may thereafter not be asserted by such party in an original action in the courts referred to in clause (a) above.

Section 9.12. Expenses. Each of the Company, Sub and Parent shall bear its own costs, fees and expenses (including attorneys’ fees, accountants’ fees and investment banking fees and related costs and expenses) incurred by it in connection with this Agreement and the transactions contemplated hereby, except that if a Closing occurs all Transaction Expenses shall be paid by Parent in accordance with Article II hereof. As used herein, “Transaction Expenses” shall mean all fees and expenses incurred by the Company (or for which the Company may be or become liable) related to the negotiation and execution of this Agreement, the Merger and the consummation of the transactions contemplated hereby including, without limitation, the fees and expenses of the Company’s legal counsel, investment bankers (including JEG), financial advisors and accountants and all amounts payable by the Company to its directors, officers and employees as a result of the consummation of the Merger (including management incentive fees and bonuses (of which certain bonus payments will be paid if and when to such employees pursuant to the terms of the Escrow Agreement) but excluding ordinary course salary for Company employees and payments included within the Merger Consideration and consideration paid or payable to the Optionholders in consideration for termination and/or repurchase of their Share Options), all legal and other fees and expenses of any holder of Company Shares for which the Company is or may become liable or which the Company has otherwise agreed to pay or reimburse.

Section 9.13. Attorney Client Privilege. Parent agrees not to assert, and agrees to cause the Surviving Company not to assert, any attorney-client privilege with respect to communications between Cooley LLP (“Cooley”) and any officer, director or employee of the Company related to the Merger and occurring prior to the Closing, it being the intention of the parties hereto that such attorney-client-privilege shall be deemed to be the right of, and retained by, the Shareholders, and not that of the Surviving Company, following the Closing; provided that the foregoing shall in no event limit or otherwise affect the Surviving Company’s right to assert any attorney-client privilege with respect to any such communication against any Person other than any stockholder, officer, director or employee of the Company prior to the Closing.

Section 9.14. Conflict of Interest. If the Shareholders’ Representative so desires, acting on behalf of the Shareholders and without the need for any consent or waiver by the Company or Parent, Cooley shall be permitted to represent the Shareholders after the Closing in connection with any matter, including without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Shareholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Shareholders or the Shareholders’ Representative consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing shall not affect the foregoing provisions hereof.

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IN WITNESS WHEREOF, Sub, Parent, the Company and the Shareholders’ Representative have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ECVISION (INTERNATIONAL) INC.

By:	/s/ Thomas Ng
Name:	Thomas Ng
Title:	Chief Executive Officer

AMBER ROAD, INC.

By:	/s/ James W. Preuninger
Name:	James W. Preuninger
Title:	Chief Executive Officer

PROJECT 20/20 ACQUISITION CORP.

By:	/s/ James W. Preuninger
Name:	James W. Preuninger
Title:	Director

FORTIS ADVISORS LLC, AS SHAREHOLDERS’ REPRESENTATIVE

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO MERGER AGREEMENT]